Filed Pursuant to Rule 253(g)(2)
File No. 024-12688

OFFERING CIRCULAR SUPPLEMENT
(to offering circular dated January 6, 2026 and prior supplement)

DARÉ BIOSCIENCE, INC.

Best Efforts Offering of up to 4,854,000 Investor Units, each Investor Unit Consisting of One Share of Series A Convertible Preferred Stock, which is Convertible into Two Shares of Common Stock, and Two Warrants, each to Purchase One Share of Common Stock

Up to 9,708,000 Shares of Common Stock Issuable Upon Conversion of the Series A Preferred Stock and up to 9,708,000 Shares of Common Stock Issuable Upon Exercise of the Warrants, in each case, that are part of the Investor Units

Agent Unit Warrants to Purchase up to 145,620 Agent Units, each Agent Unit Consisting of One Share of Series A Convertible Preferred Stock, which is Convertible into Two Shares of Common Stock, and Two Warrants, each to Purchase One Share of Common Stock

Up to 145,620 Shares of Series A Convertible Preferred Stock Issuable Upon Exercise of the Agent Unit Warrants and up to 291,240 Shares of Common Stock Issuable Upon Conversion of such Shares of Series A Preferred Stock

Up to 291,240 Warrants Issuable Upon Exercise of the Agent Unit Warrants and up to 291,240 Shares of Common Stock Issuable Upon Exercise of such Warrants

This offering circular supplement supplements, modifies and supersedes, to the extent indicated herein, the information in, or incorporated by reference into, the offering circular dated January 6, 2026 and the offering circular supplement dated March 26, 2026 (together, the “offering circular”), with the information in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed with the Securities and Exchange Commission on May 14, 2026 (the “10-Q”), a copy of which accompanies this offering circular supplement. The offering circular, as supplemented from time to time, forms a part of our Offering Statement on Form 1-A (File No. 024-12688).

This offering circular supplement should be read in conjunction with the offering circular, and is qualified by reference to the offering circular, except to the extent that the information in this offering circular supplement, including the 10-Q, supplements, modifies or supersedes the information in or incorporated by reference into the offering circular. If there is any inconsistency between the information in or incorporated by reference into the offering circular, on the one hand, and this offering circular supplement, on the other, you should rely on the information in or incorporated by reference into this offering circular supplement. Any information that is supplemented, modified or superseded in the offering circular by this offering circular supplement shall not be deemed to constitute a part of the offering circular, respectively, except as supplemented, modified or superseded by this offering circular supplement. This offering circular supplement is not complete without, and may only be delivered or used in connection with, the offering circular.

Our common stock is listed on The Nasdaq Capital Market under the symbol “DARE”. On May 13, 2026, the closing price of our common stock as reported on The Nasdaq Capital Market was $2.84 per share. Until July 24, 2026, we are subject to a Nasdaq discretionary panel monitor. If we fail to maintain compliance with any continued listing requirement in Nasdaq’s Listing Rules through July 24, 2026, Nasdaq will issue a delist determination letter, and we will have an opportunity to request a new hearing with Nasdaq’s hearing panel. As of March 31, 2026, our stockholders’ equity was below the $2.5 million minimum requirement in Nasdaq Listing Rule 5550(b)(1). Under Nasdaq Listing Rule 5550(b)(2), an alternative to satisfying the minimum stockholders' equity requirement is that the market value of our common stock be at least $35 million. While the market value of our common stock has exceeded $35 million from time to time, including in May 2026, no assurances can be given that we will satisfy the minimum market value of listed securities requirement at the time the Nasdaq Staff assesses our compliance with Nasdaq Listing Rule 5550(b). Unless the Nasdaq Staff determines that we satisfy the minimum market value of listed securities requirement, we expect the Nasdaq Staff to issue a delist determination letter, with no guarantee that a subsequent hearing before Nasdaq’s Hearings Panel would result in a favorable outcome. See the risk factor titled,

There is no assurance that we will continue satisfying the listing requirements of the Nasdaq Capital Market, in Item 1A of Part II of our Annual Report on Form 10-K for the year ended December 31, 2025, which is incorporated by reference into the offering circular.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” and under similar headings in any information in or incorporated by reference into the offering circular.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities offered by this offering circular supplement or the offering circular or determined if the offering circular or this offering circular supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this offering circular supplement is May 14, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 10-Q
(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2026
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to

Commission File Number: 001-36395

DARÉ BIOSCIENCE, INC. (Exact Name of Registrant as Specified in its Charter)
Delaware (State or Other Jurisdiction of Incorporation)		20-4139823 (IRS Employer Identification No.)

3655 Nobel Drive, Suite 260 San Diego, CA (Address of Principal Executive Offices)	(858) 926-7655 (Registrant’s telephone number, including area code)	92122 (Zip Code)

(Former name, former address and former fiscal year, if changed since last report)
Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	DARE	Nasdaq Capital Market
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act.    ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes  ☐    No  ☒
As of May 13, 2026, 14,979,502 shares of the Registrant’s Common Stock, par value $0.0001, were issued and outstanding.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Quarterly Report on Form 10-Q, in particular “Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations,” of Part I. Financial Information, and the information incorporated by reference herein contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this report, including statements regarding our strategy, future operations, future financial position, projected revenue, funding and expenses, prospects, plans and objectives of management, are forward-looking statements. Forward-looking statements, in some cases, can be identified by terms such as "aim," "goal," "prepare," “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” "can," “plan,” “potential,” “predict,” “seek,” "pursue," “should,” “would,” "contemplate," “accelerate,” "project,” “target,” “tend to,” or the negative version of these words and similar expressions.
Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including those factors described in Part II, Item 1A, "Risk Factors", in this report, and elsewhere in this report. Given these uncertainties, you should not place undue reliance on any forward-looking statement. The following factors are among those that may cause such differences:
•Inability to raise additional capital, under favorable terms or at all, to fund our operating needs and continue as a going concern;
•Failure to maintain the listing of our common stock on the Nasdaq Capital Market or another nationally recognized exchange;
•Inability to generate significant revenue from sales of DARE to PLAY and other potential compounded drugs under Section 503B of the Federal Food, Drug, and Cosmetic Act, or FDCA;
•Inability to maintain and enter into arrangements with outsourcing facilities on commercially reasonable terms required to compound and distribute the compounded drugs that we seek to make available under Section 503B of the FDCA;
•The removal of sildenafil citrate or any other bulk drug substance needed to compound the compounded drugs that we seek to make available under Section 503B of the FDCA from the FDA’s list of bulk drug substances that can be compounded under Section 503B of the FDCA;
•The performance of third parties on which we will rely to bring to market, or assist us in bringing to market, compounded drugs;
•A change in regulatory requirements related to compounded drugs under Section 503B of the FDCA;
•Difficulties or delays in commencement or completion, or the termination or suspension, of our current or planned clinical or preclinical studies;
•Clinical trial outcomes and results of preclinical development;
•Failure to complete development of our product candidates or submit and obtain United States Food and Drug Administration, or FDA, or foreign regulatory authority approval for our product candidates on projected timelines or budgets, or at all;
•Challenges and delays in obtaining timely supplies of our product candidates, including their components as well as the finished product, in the quantities needed in accordance with current good manufacturing practices, our specifications and other applicable requirements;
•The performance of third parties on which we rely to conduct nonclinical studies and clinical trials of our product candidates;
•Our failure, or a failure of a strategic collaborator, to successfully commercialize our product candidates, if approved, or our failure to otherwise monetize our portfolio programs and assets;
•The number and scope of product development programs we pursue;

•Termination by Organon of our out-license agreement for commercialization of XACIATO® (clindamycin phosphate) vaginal gel 2%, or XACIATO;
•The timing and amount of future upside-sharing milestone payments from XOMA under our traditional and synthetic royalty purchase agreements, if any;
•The performance of third parties on which we rely to commercialize, or assist us in commercializing, XACIATO and any future product;
•Difficulties with maintaining existing collaborations relating to the development and/or commercialization of our product candidates, or establishing new ones on a timely basis or on acceptable terms, or at all;
•The terms and conditions of any future strategic collaborations relating to our product candidates;
•The degree of market acceptance that XACIATO and any future product achieves;
•Coverage and reimbursement levels for XACIATO and any future product by government health care programs, private health insurance companies and other third-party payors;
•Our loss of, or inability to attract, key personnel;
•A change in the FDA's prior determination that the Center for Devices and Radiological Health would lead the review of a premarket approval application for potential marketing approval of Ovaprene;
•A change in regulatory requirements for our product candidates, including the development pathway pursuant to Section 505(b)(2) of the FDCA, or the FDA's 505(b)(2) pathway;
•Unfavorable differences between preliminary, interim or topline clinical study data reported by us and final study results;
•Communication from the FDA or another regulatory authority, including a complete response letter, that such agency does not accept or agree with our assumptions, estimates, calculations, conclusions or analyses of clinical or nonclinical study data regarding a product candidate, or that such agency interprets or weighs the importance of study data differently than we have in a manner that negatively impacts the candidate's prospects for regulatory approval in a timely manner, or at all;
•Failure to select product candidates that capitalize on the most scientifically, clinically or commercially promising or profitable indications or therapeutic areas within women's health including due to our limited financial resources;
•Loss or impairment of our in-licensed rights to develop and commercialize XACIATO, our product candidates, and DARE to PLAY or potential other Section 503B compounded drugs;
•The timing and amount of our payment and other obligations under our in-license and acquisition agreements for XACIATO, our product candidates, and DARE to PLAY or potential other Section 503B compounded drugs;
•Developments by our competitors that make XACIATO, or any potential product we develop, less competitive or obsolete;
•Unfavorable or unanticipated macroeconomic factors, geopolitical events or conflicts, public health emergencies, or natural disasters;
•Weak interest in women's health relative to other healthcare sectors from the investment community or from pharmaceutical companies and other potential development and commercialization collaborators;
•Cyber-attacks, security breaches or similar events compromising our technology systems and data, our financial resources and other assets, or the technology systems and data of third parties on which we rely;
•Difficulty in introducing branded products in a market made up of generic products;

•Inability to adequately protect or enforce our, or our licensor’s, intellectual property rights;
•Lack of patent protection for the active ingredients in XACIATO and certain of our product candidates that expose them to competition from other formulations using the same active ingredients;
•Higher risk of failure associated with product candidates in preclinical stages of development that may lead investors to assign them little to no value and make these assets difficult to fund;
•Dependence on grants and other financial awards from governmental entities and private foundations to advance the development of several of our product candidates;
•Disputes or other developments concerning our intellectual property rights;
•Actual and anticipated fluctuations in our quarterly or annual operating results or results that differ from investors' expectations for such results;
•Price and volume fluctuations in the stock market, and in our stock in particular, which could cause investors to experience losses and subject us to securities class-action litigation;
•Development of safety, efficacy or quality concerns related to our product or product candidates (or third-party products or product candidates that share similar characteristics or drug substances), whether or not scientifically justified, leading to delays in or discontinuation of product development, product recalls or withdrawals, diminished sales, and/or other significant negative consequences;
•Product liability claims or governmental investigations;
•Changes in government laws and regulations in the United States and other jurisdictions, including laws and regulations governing the research, development, approval, clearance, manufacturing, supply, distribution, pricing and/or marketing of our products, product candidates and related intellectual property, health care information and data privacy and security laws, transparency laws and fraud and abuse laws, and the enforcement thereof affecting our business; and
•Increased costs as a result of operating as a public company, and substantial time devoted by our management to compliance initiatives and corporate governance practices.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
All forward-looking statements in this report are current only as of the date of this report. We do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events, except as required by law.

PART I.    FINANCIAL INFORMATION
Item 1. Condensed Consolidated Financial Statements (Unaudited)

Daré Bioscience, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets

	March 31, 2026	December 31, 2025
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$ 18,519,784	$ 24,711,356
Prepaid expenses	1,770,844	1,392,371
Other receivables	687,756	573,062
Other current assets	680,753	387,090
Total current assets	21,659,137	27,063,879
Property and equipment, net	1,448,990	1,558,890
Operating lease right-of-use assets	969,256	1,097,580
Finance lease right-of-use asset	1,308,581	1,744,775
Other non-current assets	2,442,450	1,009,439
Total assets	$ 27,828,414	$ 32,474,563
Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$ 1,231,086	$ 1,200,686
Accrued expenses	529,325	725,184
Deferred grant funding	18,150,459	19,651,452
Current portion of liability related to the sale of future royalties	12,035	11,711
Current portion of lease liabilities, operating	598,556	602,552
Current portion of lease liability, finance	597,552	1,494,102
Total current liabilities	21,119,013	23,685,687
Liability related to the sale of future royalties, net	5,556,697	5,386,877
Lease liabilities long-term, operating	418,253	559,365
Total liabilities	27,093,963	29,631,929
Commitments and contingencies (Note 9)
Stockholders' equity
Preferred stock, $0.01 par value, 5,000,000 shares authorized; 4,999,620 and 0 designated Series A Convertible Preferred Stock at March 31, 2026 and December 31, 2025, respectively; 65,640 and 0 issued and outstanding at March 31, 2026 and December 31, 2025, respectively. Liquidation preference of $328,200 and $0 at March 31, 2026 and December 31, 2025, respectively	656	—
Common stock, $0.0001 par value; 240,000,000 shares authorized; 14,559,502 and 14,499,502 shares issued and outstanding at March 31, 2026 and December 31, 2025, respectively	1,456	1,450
Additional paid-in capital	192,798,213	191,951,711
Accumulated other comprehensive loss	(377,081)	(421,623)
Accumulated deficit	(191,688,793)	(188,688,904)
Total stockholders' equity	734,451	2,842,634
Total liabilities and stockholders' equity	$ 27,828,414	$ 32,474,563

See accompanying notes to the condensed consolidated financial statements.

Daré Bioscience, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)

	Three months ended March 31,
	2026	2025
Revenue
Research and development services and royalty revenue	$ 152,455	$ 25,427
Total revenue	152,455	25,427
Cost of revenues	242,325	—
Operating expenses
Selling, general and administrative	2,248,566	2,309,164
Research and development	660,462	2,297,381
Total operating expenses	2,909,028	4,606,545
Loss from operations	(2,998,898)	(4,581,118)
Other (expense) income	(991)	202,811
Net loss	$ (2,999,889)	$ (4,378,307)
Foreign currency translation adjustments	44,542	13,090
Comprehensive loss	$ (2,955,347)	$ (4,365,217)
Loss per common share - basic and diluted	$ (0.21)	$ (0.50)
Weighted average number of shares outstanding:
Basic and diluted	14,522,835	8,759,053

See accompanying notes to the condensed consolidated financial statements.

Daré Bioscience, Inc. and Subsidiaries
Condensed Consolidated Statements of Stockholders’ Equity (Deficit)
(Unaudited)

Three Months Ended March 31, 2026
	Series A				Additional	Accumulated other		Total
	Convertible Preferred Stock		Common stock		paid-in	comprehensive	Accumulated	stockholders'
	Shares	Amount	Shares	Amount	capital	loss	deficit	equity
Balance at December 31, 2025	—	$ —	14,499,502	$ 1,450	$ 191,951,711	$ (421,623)	$ (188,688,904)	$ 2,842,634
Stock-based compensation	—	—	—	—	455,064	—	—	455,064
Issuance of Series A Convertible Preferred Stock and warrants in connection with Regulation A financing, net of issuance costs	65,640	656	—	—	296,557	—	—	297,213
Issuance of common stock, net of issuance costs	—	—	60,000	6	94,881	—	—	94,887
Net loss	—	—	—	—	—	—	(2,999,889)	(2,999,889)
Foreign currency translation adjustments	—	—	—	—	—	44,542	—	44,542
Balance at March 31, 2026	65,640	$656	14,559,502	$1,456	$192,798,213	$(377,081)	$(191,688,793)	$734,451

Three Months Ended March 31, 2025
	Series A				Additional	Accumulated other		Total
	Convertible Preferred Stock		Common stock		paid-in	comprehensive	Accumulated	stockholders'
	Shares	Amount	Shares	Amount	capital	loss	deficit	deficit
Balance at December 31, 2024	—	$ —	8,700,386	$ 870	$ 169,705,480	$ (428,809)	$(175,289,630)	$ (6,012,089)
Stock-based compensation	—	—	—	—	377,357	—	—	377,357
Issuance of common stock, net of issuance costs	—	—	150,000	15	436,233	—	—	436,248
Net loss	—	—	—	—	—	—	(4,378,307)	(4,378,307)
Foreign currency translation adjustments	—	—	—	—	—	13,090	—	13,090
Balance at March 31, 2025	—	$—	8,850,386	$885	$170,519,070	$(415,719)	$(179,667,937)	$(9,563,701)
See accompanying notes to the condensed consolidated financial statements.

Daré Bioscience, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended March 31,
	2026	2025
Cash flows from operating activities
Net loss	$ (2,999,889)	$ (4,378,307)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	554,643	175,642
Right-of-use assets - operating lease	128,324	123,905
Stock-based compensation expense	455,064	377,357
Non-cash royalty revenue related to sale of future royalties	(2,708)	(23,180)
Non-cash interest expense	14,809	10,044
Changes in operating assets and liabilities:
Accounts receivable	(120,633)	—
Other receivables	5,938	124,748
Prepaid expenses	(378,471)	673,510
Deposits	—	—
Other current assets	(194,717)	—
Other non-current assets	(1,436,824)	14,535
Operating lease liabilities	(145,108)	(131,429)
Accounts payable	(44,782)	(31,539)
Accrued expenses	(13,338)	(1,084,031)
Interest payable	158,042	117,865
Deferred grant funding	(1,500,994)	(1,439,663)
Net cash used in operating activities	(5,520,644)	(5,470,543)
Cash flows from investing activities
Purchases of property and equipment	—	(157,331)
Net cash used in investing activities	—	(157,331)
Cash flows from financing activities
Net proceeds from issuance of common stock	94,887	436,248
Net proceeds from issuance of Series A Convertible Preferred Stock and warrants in connection with Regulation A financing	297,213	—
Payments of deferred offering costs	(28,500)	—
Repayment of liability on sale of future royalties	—	(2,450)
Payments on note payable	(182,521)	(187,221)
Principal payments on financing lease	(896,549)	—
Net cash (used in) provided by financing activities	(715,470)	246,577
Effect of exchange rate changes on cash and cash equivalents and restricted cash	44,542	13,090
Net change in cash, cash equivalents and restricted cash	(6,191,572)	(5,368,207)
Cash, cash equivalents and restricted cash, beginning of period	25,011,356	15,998,174
Cash, cash equivalents and restricted cash, end of period	$ 18,819,784	$ 10,629,967
Reconciliation of cash, cash equivalents and restricted cash to amounts reported in the consolidated balance sheets:
Cash and cash equivalents	$ 18,519,784	$ 10,329,967
Restricted cash included in other non-current assets	300,000	300,000
Total cash, cash equivalents and restricted cash	$ 18,819,784	$ 10,629,967
Supplemental disclosure of non-cash investing and financing activities:
Current asset payment included in accounts payable	$(75,181)	$—
Financing right-of-use assets obtained in exchange for new financing lease liabilities	$—	$2,841,027
Prepaid rent reclassified to finance lease right-of-use asset	$—	$458,850
Finance lease payment due included in accounts payable	$—	$458,850
See accompanying notes to the condensed consolidated financial statements.

Daré Bioscience, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)

1.    ORGANIZATION AND DESCRIPTION OF BUSINESS
Daré Bioscience, Inc. is a purpose-driven health biotech company solely focused on closing the gap in women's health between promising science and real solutions. Daré Bioscience, Inc. and its wholly-owned subsidiaries operate in one segment. In this report, the “Company” refers collectively to Daré Bioscience, Inc. and its wholly-owned subsidiaries, unless otherwise stated or the context otherwise requires.
The Company began assembling its diverse portfolio of assets in 2017 through acquisitions, exclusive in-licenses and other collaborations. The Company's programs target unmet needs in women's health, primarily in the areas of contraception, sexual health, pelvic pain, fertility, infectious disease, vaginal health and menopause, and aim to enhance outcomes and convenience.
The Company’s operations have historically focused on research and development activities to advance its product candidates through clinical development and regulatory approval. While research and development remain an important part of the Company's strategy, the Company announced in March 2025 an expansion of its business model to include a dual-path approach to bringing new products to market. For select proprietary formulations, the Company is pursuing both traditional FDA approval and earlier market access via outsourcing facilities registered under Section 503B of the Federal Food, Drug, and Cosmetic Act (FDCA), which may compound and distribute certain drugs without patient-specific prescriptions. This dual-path approach reflects a shift in the Company’s operational priorities and resource allocation toward commercial execution, including partnerships and product distribution via Section 503B-registered outsourcing facilities and select consumer health channels. The Company uses the term "Section 503B compounding" to refer to the production and supply of compounded drugs by outsourcing facilities registered under Section 503B of the FDCA without patient-specific prescriptions in accordance with Section 503B of the FDCA. In addition to prescription-based offerings — both products approved by the U.S. Food and Drug Administration (FDA) and compounded drugs— the Company intends to bring to market select consumer health products that do not require a physician’s prescription.
The Company's portfolio of product candidates includes drug and drug/device product candidates and potential product candidates in various stages of development, from preclinical through a Phase 3 clinical study, and will require review and approval from the FDA or a comparable foreign regulatory authority, prior to being marketed and sold.
The first FDA-approved product to emerge from the Company's portfolio is XACIATO® (clindamycin phosphate) vaginal gel 2%, or XACIATO. In 2022, the Company licensed exclusive worldwide rights to develop, manufacture and commercialize XACIATO to an affiliate of Organon & Co., Organon International GmbH, or Organon. In January 2024, Organon announced that XACIATO was available nationwide in the U.S. In April 2024, the Company sold its rights to all royalty and potential milestone payments based on net sales of XACIATO under its agreement with Organon, net of its obligations to certain third parties, to XOMA (US) LLC, or XOMA, until XOMA receives a specified return on its investment, after which the Company will share equally in the royalty and milestone payments earned on net sales of XACIATO from Organon.
2.    BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as defined by the Financial Accounting Standards Board, or FASB, for interim financial information and with the instructions to Form 10-Q and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In management’s opinion, the accompanying condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the results of the interim periods presented.
Interim financial results are not necessarily indicative of results anticipated for any other interim period or for the full year. The accompanying condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2025, or the 2025 10-K.

Use of Estimates
The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these condensed consolidated financial statements include, but are not limited to, management's judgments with respect to its revenue arrangements, liability related to the sale of future royalties, valuation of stock-based awards and the accrual of research and development expenses, and the recoverability of advances to suppliers. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Actual results could differ from those estimates and could materially affect the reported amounts of assets, liabilities and future operating results.
Reclassification of Prior Year Presentation
Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.
Going Concern
At March 31, 2026, the Company had cash and cash equivalents of approximately $18.5 million and working capital of approximately $0.5 million. A substantial portion of the Company's cash and cash equivalents at March 31, 2026 represented funds received under grant agreements that may be applied solely toward direct costs for the projects funded under those grant agreements, or grant-funded projects, subject to an indirect cost allowance of approximately 5% to 22%. In accordance with GAAP, grant funds received but not yet expended on direct costs for grant-funded projects and the associated indirect cost allowance are recorded both in cash and cash equivalents and in the deferred grant funding liability in the Company's condensed consolidated balance sheets. As of March 31, 2026, the Company's deferred grant funding liability was approximately $18.2 million. As the Company incurs and expenses direct costs for grant-funded projects, the deferred grant funding liability is reduced accordingly. However, the deferred grant funding liability may not always correspond directly to the amount of grant funds and the associated indirect cost allowance remaining in cash and cash equivalents. This can occur when the Company incurs direct costs for grant-funded projects in a particular period, thereby reducing its cash, but the related expense is not recognized in the same period due to timing differences under GAAP, resulting in no corresponding reduction of the deferred grant funding liability. As a result of these timing differences, when this occurs, a portion of the Company's cash and cash equivalents that has already been disbursed for grant-funded project costs continues to be reflected in the deferred grant funding liability until the related expense is recognized under GAAP. See Note 10, Grant Awards for additional information.
The Company will require additional capital to advance the development programs in its pipeline that are not currently being supported by non-dilutive grant or other funding, to enable further investment across its entire portfolio of product candidates, and to support its operating plan. The Company is currently seeking to raise capital under its Regulation A offering (see Note 4 Stockholders' Equity) and will continue to evaluate and may pursue various other capital raising options, including sales of equity, debt financings, government or other grant funding, collaborations, structured financings, and commercial collaborations or other strategic transactions. The Company’s ability to obtain additional capital, including through its ongoing Regulation A offering, and the timing and terms thereof, depend on various factors, many aspects of which are not entirely within its control, and there can be no assurance that capital will be available when needed or, if available, on terms favorable to the Company and its stockholders. Raising additional capital may cause substantial dilution to the Company’s stockholders, restrict its operations or require it to relinquish rights in its technologies or product candidates and their future revenue streams. If the Company cannot raise capital when needed, on favorable terms or at all, the Company will need to reevaluate its planned operations and may need to delay, scale back or eliminate some or all of its product candidate programs and/or reduce expenses.
The Company has a history of losses from operations, net losses and negative cash flows from operations. At March 31, 2026, the Company had an accumulated deficit of approximately $191.7 million and the Company incurred a net loss of approximately $3.0 million and had negative cash flow from operations of approximately $5.5 million for the three months ended March 31, 2026. Because the Company is in the early stages of executing against its Section 503B compounding and consumer health products business strategies and, as an organization, the Company has no experience in and limited infrastructure for commercializing products, both the timing and amount of potential revenue the Company may generate remain uncertain. As a result, the Company may continue to incur significant losses from operations and negative cash flows from operations for the next several years, and may never generate sufficient revenues to finance its operations or achieve profitability. Based on the Company’s current analysis of the conditions described above, there is substantial doubt about the Company's ability to continue as a going concern within the 12 month period from the issuance date of the accompanying condensed consolidated financial statements given that the timing and amount of potential revenue the Company may generate remain uncertain. The accompanying condensed consolidated financial statements were prepared on a going concern basis, which assumes that the Company will realize its assets and satisfy its liabilities in the normal course of business. The accompanying condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and reclassification of assets or the amounts and classifications of liabilities that may result from the outcome of the uncertainty of our ability to remain a going concern.
Segment Information
Operating segments are defined as components of an enterprise about which discrete financial information is available for evaluation by the Chief Operating Decision Maker, or CODM, or decision-making group in making decisions on how to allocate resources and assess performance. The Company's CODM is the Chief Executive Officer, or CEO. The CEO views the Company's operations and manages its business as one reportable and operating segment, Women's Health. See Note 12, Segment Information, for additional information.
Significant Accounting Policies
The Company’s significant accounting policies are described in Note 2 to the consolidated financial statements included in the 2025 10-K. Since the date on which the 2025 10-K was filed with the U.S. Securities and Exchange Commission, or the SEC, there have been no material changes to the Company’s significant accounting policies except as described below.
Revenue Recognition
Research and Development Services Revenue. In September and October 2025, the Company entered into two separate services agreements with the Gates Foundation (the "Foundation") (collectively, "Foundation Services Agreements"): (i) a Preeclampsia Project Support and Mentorship Agreement (the "Preeclampsia Agreement"), under which the Company may receive up to approximately $499,000, and (ii) a Contraceptive Landscape Review Agreement (the "Contraceptive Landscape Review Agreement"), under which the Company may receive up to approximately $300,000. The Foundation Services Agreements are accounted for as contracts with a customer under FASB Accounting Standards Codification ("ASC") 606, as each represents an exchange transaction in which the Foundation obtains services that directly benefit the Foundation, and for which the Foundation is the sole owner of all deliverables produced in exchange for consideration. The work under both agreements commenced in November 2025.
The Company recognizes revenue from the Foundation Services Agreements when, or as, the related performance obligations are satisfied. Under the Preeclampsia Agreement, the Company provides ongoing project management, technical guidance, and mentorship services, and under the Contraceptive Landscape Review Agreement, the Company is engaged to perform an assessment of certain organizations with capabilities in contraceptives. In both cases, the transaction price is variable, based on actual hours incurred by designated personnel multiplied by agreed upon billing rates, and is recognized over time in the period in which the services are performed. Both contracts are rolling 30-day contracts and the Company invoices the Foundation in arrears on a monthly basis. To date, the Company has recognized approximately $0.2 million in research and development services revenue related to the Foundation Services Agreements.
Advances to Suppliers
From time to time, the Company makes unsecured advances to certain suppliers, specifically, the Section 503B-registered outsourcing facilities engaged to manufacture and distribute the Company's Section 503B products. These advances are generally non-interest bearing and are expected to be repaid to the Company through discounts applied to future manufacturing costs or through direct cash payments. Such advances are classified in the condensed consolidated balance sheets based on the estimated repayment period. Amounts expected to be recovered within one year are classified as other receivables, while amounts expected to be recovered beyond one year are classified within other non-current assets. Repayment periods for outstanding advances currently range from two to four years. As of March 31, 2026, total outstanding advances were approximately $1.8 million, consisting of $0.4 million classified as other receivables and $1.4 million classified within other non-current assets. As of December 31, 2025, total outstanding advances were approximately $0.4 million, all of which were classified as other receivables. The Company evaluates advances for impairment each reporting period. An advance is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the amounts due. As of March 31, 2026, the Company determined that all outstanding advances are probable of full recovery and, accordingly, no impairment has been recognized.
Selected Significant Accounting Policies
Fair Value of Financial Instruments
GAAP defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date, and also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available. The three-level hierarchy of valuation techniques established to measure fair value is defined as follows:
•Level 1: inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
•Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of assets or liabilities.
•Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The following tables present the classification within the fair value hierarchy of financial assets and liabilities that are remeasured on a recurring basis as of March 31, 2026 and December 31, 2025. There were no financial assets or liabilities that were remeasured using other observable inputs (Level 2) or using unobservable inputs (Level 3) as of March 31, 2026 or December 31, 2025.

Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Balance at March 31, 2026
Current assets:
Cash equivalents (1)	$ 18,158,053	$ —	$ —	$ 18,158,053
Balance at December 31, 2025
Current assets:
Cash equivalents (1)	$ 24,356,333	$ —	$ —	$ 24,356,333
(1) Represents cash held in money market funds.
The carrying amounts of all prepaid expenses and other current assets, accounts payable and accrued liabilities are considered to be representative of their respective fair values because of the short-term nature of those instruments. In addition, the carrying value of the liability related to the sale of future royalties approximates its fair value as of March 31, 2026, and is based on the Company’s current estimate of future royalties expected to be earned over the estimated life of the royalty interest financing arrangement. See Note 7 for the description of the Level 3 inputs used to estimate the carrying value of the liability.
Cash, Cash Equivalents, and Restricted Cash
The Company considers cash and all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents. The Company has an aggregate of approximately $0.3 million in restricted cash as of March 31, 2026, related to (i) letters of credit established under real property leases for the Company's wholly-owned subsidiary, Dare MB Inc., that serve as security for potential future default of lease payments, and (ii) collateralized cash for the Company's credit cards. The restricted cash is unavailable for withdrawal or for general obligations and is included in other non-current assets on the Company's condensed consolidated balance sheet.
Recently Issued Accounting Pronouncements Not Yet Adopted
In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which clarifies the guidance in Topic 270 to improve the consistency of interim financial reporting. The ASU provides a comprehensive list of required interim disclosures and introduces a disclosure principle requiring entities to disclose events since the end of the last annual reporting period that have a material impact on the entity.

ASU 2025-11 is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2025-11 on its consolidated financial statements and related disclosures.
In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which establishes authoritative guidance on the recognition, measurement, presentation, and disclosure of government grants. Under ASU 2025-10, government grants are recognized when it is probable that the entity will both comply with the conditions of the grant and the grant will be received. The ASU provides specific accounting models for grants related to assets and grants related to income, including options to recognize government grants as deferred income or as a reduction of the asset’s cost basis. The ASU also requires enhanced disclosures regarding the nature of government grants, significant terms and conditions, accounting policies applied, and amounts recognized in the financial statements. ASU 2025-10 is effective for fiscal years beginning after December 15, 2028, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2025-10 on its consolidated financial statements and related disclosures.
In September 2025, the FASB issued ASU 2025-06, Targeted Improvements to the Accounting for Internal Use Software, which modernizes the accounting guidance for costs associated with developing or obtaining internal-use software. The ASU eliminates the previous stage-based model (preliminary project stage, application development stage, and post-implementation-stage) and replaces it with a principles-based approach that better aligns with modern software development practices, including agile and iterative methodologies. Under the new guidance, companies may begin to capitalize internal-use software development costs when (1) management has authorized and committed to funding the project, and (2) it is probable that the project will be completed and the software will be used as intended. The ASU also supersedes the separate guidance on website development costs and incorporates it into the internal-use software framework. This guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is evaluating the impact of adopting ASU 2025-06 on its consolidated financial statements and related disclosures.
In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses. ASU 2024-03 requires new financial statement disclosures in tabular format, disaggregating information about prescribed categories underlying any relevant income statement expense captions. Additionally, in January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. The standard provides guidance to expand disclosures related to the disaggregation of income statement expenses. The standard requires, in the notes to the financial statements, disclosure of specified information about certain costs and expenses, which includes purchases of inventory, employee compensation, depreciation and intangible asset amortization included in each relevant expense caption. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, on a retrospective or prospective basis, with early adoption permitted. The Company is assessing the guidance, noting the adoption impacts disclosure only.
The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial statements.
3.     STRATEGIC AGREEMENTS
Strategic Agreements for Product Commercialization
Organon Exclusive License Agreement
In 2022, the Company entered into an exclusive license agreement with Organon, whereby Organon licensed exclusive worldwide rights to develop, manufacture and commercialize XACIATO and other future intravaginal or urological products for human use formulated with clindamycin that rely on intellectual property controlled by the Company. As of March 31, 2026, the Company has received a total of $12.8 million in non-refundable payments, all of which have been recorded as license fee revenue in historical periods.
Under the terms of the license agreement, as amended, the Company is entitled to receive tiered double-digit royalties based on net sales and up to $180.0 million in tiered commercial sales milestones and regulatory milestones. Royalty payments will be subject to customary reductions and offsets.

At the inception of the license agreement, the Company concluded that the transaction price was $10.0 million and should not include the variable consideration related to unachieved development, regulatory, commercial milestones and future sales-based royalty payments. This consideration was determined to be constrained as it is probable that the inclusion of such variable consideration could result in a significant reversal in cumulative revenue. The Company re-evaluates the transaction price at each reporting period as uncertain events are resolved and other changes in circumstances occur. As a result of a $1.0 million payment in connection with the license agreement amendment and a $1.8 million milestone payment, both of which occurred in 2023, the transaction price was $12.8 million as of March 31, 2026.
The Company will recognize any consideration related to sales-based payments, including milestones and royalties which relate predominantly to the license granted, at the later of (i) when or as the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). Generally, because sales-based payments are required to be paid more than 45 days after the end of each quarter, other than with respect to the fourth quarter, the Company estimates sales-based payments it will recognize for a particular quarter based on an analysis of historical experience and the Company's estimated gross sales and customary deductions for the applicable quarter. To date, it has been challenging for the Company to accurately estimate the amount of the sales-based payments for a particular quarter due to limited historical information available to the Company to inform such estimates. Differences between actual and estimated sales-based payments will be adjusted for in the quarter in which the actual amount becomes known, which is generally expected to be the following quarter.
Refer to Note 8, Royalty Purchase Agreements, regarding the Company's sale to XOMA of all the Company's right, title and interest in and to, from and after April 1, 2024, all net royalty and potential net milestone payments from Organon based on net sales of XACIATO.
Unless terminated earlier, the agreement will expire on a product-by-product and country-by-country basis upon expiration of the applicable royalty period for each licensed product. In addition to customary termination rights for both parties, Organon may terminate the agreement in its entirety or on a country-by-country basis at any time in Organon's sole discretion on 120 days' advance written notice.
Bayer HealthCare License Agreement
In January 2020, the Company entered into a license agreement with Bayer, regarding the further development and commercialization of Ovaprene in the U.S. In November 2025, the Company received notice from Bayer that it was terminating the license agreement. The Company and Bayer mutually agreed to terminate the agreement effective as of December 2, 2025.
In connection with entering into the license agreement, the Company received a $1.0 million upfront non-refundable license fee payment from Bayer, which was recorded as license revenue when the agreement terminated. See Note 2, Basis of Presentation and Summary of Significant Accounting Policies – Revenue Recognition—Bayer License, to our consolidated financial statements contained in the 2025 10-K.
Strategic Agreements for Pipeline Development
Theramex Co-Development and Licensing Agreement
In February 2025, the Company entered into a co-development and licensing agreement with Theramex for a potential first-in-category biodegradable contraceptive implant called Casea S recently acquired by Theramex. Under the agreement, the Company received a royalty-free, exclusive, fully paid up, sublicensable license to the U.S. patents Theramex recently acquired for Casea S. The license fee paid by the Company during the first quarter of 2025 was recorded as research and development expense. Given that the product is in an ongoing Phase 1 study funded by a grant, there are no development costs for the Company or Theramex at this time. If the Company determines that the results from the study are positive, it would be responsible for conducting a Phase II study in the U.S., and funding for such study and for a future Phase III study in the U.S. will be shared by the Company and Theramex on terms to be agreed upon by the parties, taking into account the size of the opportunity for Casea S in the respective markets.
Douglas License Agreement / The University of Manchester Stand-by Direct License Arrangement
In August 2023, the Company entered into a license agreement with Douglas Pharmaceuticals Limited, or Douglas, under which the Company acquired the exclusive rights to develop and commercialize a lopinavir and ritonavir combination soft gel vaginal insert for the treatment of cervical intraepithelial neoplasia and other HPV-related pathologies, and an agreement with The University of Manchester, pursuant to which The University of Manchester consented to Douglas' sublicense to the Company of certain rights it previously granted to Douglas and agreed to grant the Company a direct license to such rights if its license agreement with Douglas is terminated. Under the Company's agreement with Douglas, it received an exclusive, royalty-bearing license to research, develop and commercialize the licensed intellectual property in the United States for the treatment or prevention of all indications for women in female reproductive health. As a result of this license, the Company commenced its DARE-HPV program. The Company is entitled to sublicense the rights granted to it under the agreement.
Under the terms of the Douglas agreement, the Company agreed to make potential future payments of up to $5.25 million in the aggregate upon achievement of certain development and regulatory milestones, and of up to $64.0 million in the aggregate upon achievement of certain commercial sales milestones for each product covered by the licenses granted under the agreement. The development and regulatory milestones may be paid in shares of the Company’s common stock, in the Company's sole discretion subject to specified limitations. Additionally, Douglas is eligible to receive tiered royalties in low single-digit to low double-digit percentages based on annual net sales of products and processes covered by the licenses granted under the agreement. As of March 31, 2026, no payments had been made under the Douglas agreement.
Hennepin License Agreement
In August 2022, the Company entered into a license agreement with Hennepin Life Sciences LLC, or Hennepin, under which the Company acquired the exclusive global rights to develop and commercialize treatments delivering the novel antimicrobial glycerol monolaurate (GML) intravaginally for a variety of health conditions including bacterial, fungal, and viral infections. As a result of this license, the Company commenced its DARE-GML program. Under the agreement, the Company received an exclusive, worldwide, royalty-bearing license to research, develop and commercialize the licensed technology. The Company is entitled to sublicense the rights granted to it under the agreement.
Under the terms of the license agreement, the Company agreed to make potential future payments of up to $6.25 million in the aggregate upon achievement of certain development and regulatory milestones, and up to $45.0 million in the aggregate upon achievement of certain commercial sales milestones for each product covered by the licenses granted under the agreement, which may be paid, in the Company’s sole discretion, in cash or shares of the Company’s common stock. Additionally, Hennepin is eligible to receive tiered royalties in low single-digit to low double-digit percentages based on worldwide net sales of products and processes covered by the licenses granted under the agreement. As of March 31, 2026, no payments have been made under this agreement.
MBI Acquisition
In November 2019, the Company acquired Dare MB Inc., or MBI, to secure the rights to develop a long-acting reversible contraception method, that a woman can turn on or off herself, according to her own needs. This candidate is now known as DARE-LARC1 and the drug delivery technology underlying DARE-LARC1 is now known as the Company's intelligent drug delivery system platform, DARE-IDDS.
Under the terms of the merger agreement, the Company agreed to pay former MBI stockholders: (a) up to $46.5 million contingent upon the achievement of specified funding, product development and regulatory milestones; (b) up to $55.0 million contingent upon the achievement of specified amounts of aggregate net sales of products incorporating the intellectual property the Company acquired in the merger; and (c) tiered royalty payments ranging from low single-digit to low double-digit percentages based on annual net sales of such products sold by the Company (but not by sublicensee) and a percentage of sublicense revenue related to such products.
In 2021, a total of $1.25 million of the contingent consideration became payable, $75,000 of which was paid in cash and the balance of which was paid in shares of the Company's common stock, as permitted by the terms of the merger agreement. As of March 31, 2026, no additional payments have been made under this agreement.
TriLogic and MilanaPharm License Agreement / Hammock Assignment Agreement
In December 2018, the Company entered into an Assignment Agreement with Hammock Pharmaceuticals, Inc., or the Assignment Agreement, and a First Amendment to License Agreement with TriLogic Pharma, LLC and MilanaPharm LLC, or the License Amendment. Both agreements relate to the Exclusive License Agreement among Hammock, TriLogic and MilanaPharm dated as of January 9, 2017, or the MilanaPharm License Agreement. Under the Assignment Agreement and the MilanaPharm License Agreement, as amended by the License Amendment, the Company acquired an exclusive, worldwide license under certain intellectual property to, among other things, develop and commercialize products for the diagnosis, treatment and prevention of human diseases or conditions in or through any intravaginal or urological applications. The licensed intellectual property relates to the hydrogel drug delivery platform of TriLogic and MilanaPharm known as TRI-726. In XACIATO, this proprietary technology is formulated with clindamycin for the treatment of bacterial vaginosis. In December 2019, the Company entered into amendments to each of the Assignment Agreement and License Amendment. In September 2021, the Company entered into a second amendment to the License Agreement. In 2022, the Company entered into a Consent, Waiver and Stand-By License Agreement with TriLogic, MilanaPharm and Organon, which further amended the License Agreement.
Under the terms of the License Agreement, the Company paid clinical and regulatory development milestones of $300,000 in the aggregate to MilanaPharm, the final payment of which was made in 2021, and $500,000 in connection with the first commercial sale in the United States of XACIATO in the fourth quarter of 2023. Additionally, the Company may pay up to $250,000 upon the first commercial sale in the United States of successive licensed products for each vaginal or urological use. In addition, upon achievement of $50.0 million in cumulative worldwide net sales of licensed products the Company must pay MilanaPharm $1.0 million. MilanaPharm is also eligible to receive (a) a low double-digit percentage of all income received by the Company or its affiliates in connection with any sublicense granted to a third party for use outside of the United States, subject to certain exclusions, and (b) high single-digit to low double-digit royalties based on annual worldwide net sales of licensed products and processes.
Hammock assigned and transferred to the Company all of its right, title and interest in and to the MilanaPharm license agreement and agreed to cooperate to transfer to the Company all of the data, materials and the licensed technology in its possession pursuant to a technology transfer plan. Hammock is eligible to receive up to $1.1 million in the aggregate upon achievement of certain clinical and regulatory development milestones, $850,000 of which had been paid as of March 31, 2026.
Pear Tree Acquisition
In May 2018, the Company acquired Pear Tree Pharmaceuticals, Inc., or Pear Tree, to secure exclusive, sublicensable, worldwide rights under certain patents and know-how to develop and commercialize a proprietary formulation of tamoxifen for vaginal administration. This acquisition led to the Company's DARE-VVA1 program.
Under the terms of the merger agreement, the Company agreed to pay the former stockholders of Pear Tree: (a) up to $15.5 million in the aggregate upon achievement of certain clinical development and regulatory milestones by licensed products, and (b) up to $47.0 million in the aggregate upon achievement of certain commercial milestones by licensed products. Additionally, the former stockholders of Pear Tree are eligible to receive tiered royalties based on single-digit to low double-digit percentages of annual net sales of licensed products by the Company or its affiliates, subject to customary reductions and offsets, and a portion of royalties the Company receives from sublicensees. Both the milestone and royalty payments may be made, in the Company's sole discretion, in cash or in shares of its common stock in accordance with the terms of the merger agreement. Under the merger agreement, in addition to customary royalty reductions and offsets, royalty payments and payments based on income received from sublicensees of licensed products made by the Company to Pear Tree's licensors are creditable against all royalty and sublicense revenue share payments payable to the former stockholders of Pear Tree.
The Company agreed to pay licensors of Pear Tree (a) up to approximately $3.2 million in the aggregate upon achievement of certain clinical development, regulatory and commercial milestones by each licensed product, and (b) semi-annual royalties based on a single-digit percentage of net sales of licensed products by the Company or its affiliates, subject to customary reductions and offsets, or a portion of any royalties the Company or its affiliates receives from sublicensees, and a low double-digit percentage of all sublicensing fees or other lump sum payments or compensation the Company receives from sublicensees, subject to customary exclusions. The milestone payments to the licensors of Pear Tree may be made, in the Company's sole discretion, in cash or in shares of its common stock in accordance with the terms of the license agreements. Portions of certain milestone payments made to Pear Tree's licensors may be creditable against royalty payments due to Pear Tree's licensors. As of March 31, 2026, no payments have been made under this agreement.
Catalent JNP License Agreement
In April 2018, the Company entered into an exclusive license agreement with Catalent JNP, Inc., or Catalent, under which Catalent granted the Company (a) an exclusive, royalty-bearing worldwide license under certain patent rights, either owned by or exclusively licensed to Catalent, to make, have made, use, have used, sell, have sold, import and have imported products and processes, and (b) a non-exclusive, royalty-bearing worldwide license to use certain technological information owned by Catalent to make, have made, use, have used, sell, have sold, import and have imported products and processes. As a result of this license agreement, the Company commenced its DARE-HRT1, DARE-FRT1 and DARE-PTB1 programs. The Company is entitled to sublicense the rights granted to it under this agreement.
Under the terms of the license agreement, the Company paid a $250,000 non-creditable upfront license fee to Catalent in connection with the execution of the agreement and will pay a $100,000 annual license maintenance fee on each anniversary of the date of the agreement. The annual maintenance fee will be creditable against royalties and other payments due to Catalent in the same calendar year but may not be carried forward to any other year. Catalent is eligible to receive up to (a) $13.5 million in the aggregate in payments based on the achievement of specified development and regulatory milestones, $1.0 million of which had been paid as of March 31, 2026; and (b) up to $30.3 million in the aggregate in payments based on the achievement of specified commercial sales milestones for each product or process covered by the licenses granted under the agreement. Additionally, Catalent is eligible to receive mid single-digit to low double-digit royalties based on worldwide net sales of products and processes covered by the licenses granted under the agreement. In lieu of such royalty payments, the Company will pay Catalent a low double-digit percentage of all sublicense income the Company receives for the sublicense of rights under the agreement to a third party. As of March 31, 2026, no such payments have been made under this agreement.
Adare Development and Option Agreement
In March 2018, the Company entered into an exclusive development and option agreement with Adare Pharmaceuticals USA, Inc., or Adare, for the development and potential exclusive worldwide license of injectable formulations of etonogestrel for contraceptive protection over 6-month and 12-month periods (which the Company refers to as DARE-204 and DARE-214, respectively). The agreement, as amended, provides the Company with an option to negotiate an exclusive, worldwide, royalty-bearing license, with rights to sublicense, for the programs if the Company funds the conduct of specified development work. The Company has no obligation to exercise its option.
SST License and Collaboration Agreement
In February 2018, the Company entered into a license and collaboration agreement with Strategic Science & Technologies-D LLC and Strategic Science & Technologies, LLC, referred to collectively as SST, under which the Company received an exclusive, royalty-bearing, sublicensable license to develop and commercialize, in all countries and geographic territories of the world, for all indications for women related to female sexual dysfunction and/or female reproductive health, including treatment of female sexual arousal disorder and/or female sexual interest/arousal disorder, or the Field of Use, SST’s topical formulation of Sildenafil Cream, 3.6% as it existed as of the effective date of the agreement, or any other topically applied pharmaceutical product containing sildenafil or a salt thereof as a pharmaceutically active ingredient, alone or with other active ingredients, but specifically excluding any product containing ibuprofen or any salt derivative of ibuprofen, or the Licensed Products.
SST will be eligible to receive payments of up to $18.0 million in the aggregate upon achievement of certain clinical and regulatory milestones in the U.S. and worldwide, and up to $100.0 million in the aggregate upon achievement of certain commercial sales milestones. If the Company enters into strategic development or distribution partnerships related to the Licensed Products, additional milestone payments would be due to SST. Additionally, SST is eligible to receive tiered royalties based on percentages of annual net sales of licensed products in the single-digit to mid double-digits subject to customary royalty reductions and offsets, and a percentage of sublicense revenue. As of March 31, 2026, $1.0 million has been paid under this agreement, which was paid in February 2025.
ADVA-Tec License Agreement
In March 2017, the Company entered into a license agreement with ADVA-Tec, Inc., or ADVA-Tec, under which the Company was granted the exclusive right to develop and commercialize Ovaprene for human contraceptive use worldwide.
Under the terms of the license agreement, the Company will pay ADVA-Tec (a) up to $14.6 million in the aggregate based on the achievement of specified development and regulatory milestones, and (b) up to $20.0 million in the aggregate based on the achievement of certain worldwide net sales milestones. As of March 31, 2026, $1.2 million in milestone payments have been paid, all of which were made prior to the periods presented in these condensed consolidated financial statements.
Additionally, ADVA-Tec is eligible to receive royalties based on aggregate annual net sales of Ovaprene in specified regions at a royalty rate that will vary between 1% and 10% and will increase based on various net sales thresholds, subject to customary reductions and offsets.

If the Company sublicenses its rights under the agreement, in lieu of royalty payments to ADVA-Tec, ADVA-Tec is eligible to receive a double-digit percentage of sublicense revenue received by the Company during the royalty term; provided, however, that for sublicense revenue the Company receives prior to the first commercial sale of a licensed product that represents an upfront payment or license fee due on or around the effective date of the sublicense, ADVA-Tec is eligible to receive a single-digit percentage of that sublicense revenue.
4.    STOCKHOLDERS’ EQUITY
Equity Line
On October 21, 2024, the Company entered into a purchase agreement and registration rights agreement with Lincoln Park Capital Fund, LLC, or Lincoln Park. Under the terms and subject to the conditions of the purchase agreement, the Company has the right, but not the obligation, to sell to Lincoln Park, and Lincoln Park is obligated to purchase, up to $15.0 million of shares of the Company’s common stock. Sales of such shares by the Company, if any, are subject to certain limitations, and may occur from time to time, at the Company’s sole discretion, over the 24-month period commencing on November 27, 2024, which is referred to as the "Commencement Date."
From time to time after the Commencement Date, at the Company’s sole discretion, on any business day selected by the Company on which the closing sale price of the Company’s common stock is not below $0.50 per share, the Company may direct Lincoln Park to purchase up to 30,000 shares of the Company’s common stock (or up to 35,000 and 40,000 shares if the closing sale price of the Company’s common stock on the day on which the Company initiates a purchase is not below $5.00 or $7.50, respectively, subject to customary adjustments for stock splits and similar transactions) at a purchase price equal to the lower of (i) the lowest sale price of the Company’s common stock on the business day on which the Company initiates the purchase and (ii) the average of the three lowest closing sale prices of the Company’s common stock during the 10-business day period immediately preceding the business day on which the Company initiates the purchase. However, Lincoln Park’s maximum commitment in any single purchase may not exceed $500,000. In addition, the Company may also direct Lincoln Park to purchase other amounts of common stock as accelerated purchases and as additional accelerated purchases, subject to limits specified in the purchase agreement, at a purchase price per share calculated as specified in the purchase agreement, but in no case lower than the minimum price per share the Company stipulates in its notice to Lincoln Park initiating these purchases.
In addition, under applicable Nasdaq rules, the Company may not issue or sell to Lincoln Park under the purchase agreement more than 1,711,172 shares of the Company’s common stock, which is referred to as the Exchange Cap, unless (i) the Company obtains stockholder approval to issue shares in excess of the Exchange Cap or (ii) the average price of all applicable sales of the Company’s common stock to Lincoln Park under the purchase agreement equals or exceeds $3.59 per share (which represents the lower of (A) the official closing price per share of the Company’s common stock on Nasdaq immediately preceding the signing of the purchase agreement and (B) the average official closing price of the Company’s common stock on Nasdaq for the five consecutive trading days ending on the trading day immediately preceding the date of the purchase agreement). At its 2026 annual meeting of stockholders, the Company will be seeking stockholder approval to issue shares in excess of the Exchange Cap. The Company may also not sell shares to Lincoln Park under the purchase agreement if it would result in Lincoln Park beneficially owning more than 4.99% of the Company’s then outstanding shares of common stock, which limitation is referred to as the beneficial ownership cap. Lincoln Park, upon written notice to the Company, may increase the beneficial ownership cap to up to 9.99%. Any increase in the beneficial ownership cap will not be effective until the 61st day after such written notice is delivered to the Company.
In connection with entering into the purchase agreement, the Company issued 137,614 shares of its common stock to Lincoln Park in consideration for its commitment to purchase shares thereunder.
During the three months ended March 31, 2026 and 2025, the Company sold 60,000 and 150,000 shares of common stock, respectively, under this agreement for net proceeds of approximately $0.1 million and $0.4 million, respectively.
March 2023 ATM Sales Agreement
In March 2023, the Company entered into a sales agreement with Stifel, Nicolaus & Company, Incorporated, or Stifel, and Cantor Fitzgerald & Co., or Cantor, to sell shares of its common stock from time to time through an "at-the-market," or ATM, equity offering program under which Stifel and Cantor act as the Company's agent. The Company agreed to pay a commission equal to 3% of the gross proceeds of any common stock sold under the agreement or such lower amount as the Company and Stifel and Cantor agree, plus certain legal expenses. In April

2024, the Company and Cantor mutually agreed to terminate the sales agreement with respect to Cantor. The Company sold no shares of common stock under this agreement during either of the three months ended March 31, 2026 or 2025.
Common Stock Warrants
The warrants outstanding as of March 31, 2026, are exercisable into 1,399,851 shares of common stock which shares had a fair value of $1.82 per share, based on the closing market price of the Company's common stock on March 31, 2026. The aggregate intrinsic value of warrants outstanding as of March 31, 2026, is calculated as the difference between the exercise price of the warrants and the closing market price of the Company's common stock on that date. The intrinsic value of warrants outstanding as of March 31, 2026, was zero. The Company has performed an assessment of all warrants issued and determined that the Company's warrants are equity-classified.
A summary of common stock warrants outstanding as of March 31, 2026 and December 31, 2025 is presented below:

	Quantity of Warrants Outstanding as of
Description	March 31, 2026	December 31, 2025	Exercise Price	Expiration Date
Initial Royalty Warrant (1)*	422,804	422,804	$4.10	12/22/2028
September 2023 Warrants (2)*	845,225	845,225	$9.11	3/1/2029
October 2016 Warrants (3)	542	542	$120.00	10/4/2026
Regulation A Offering Investor Warrants (4)	131,280	—	$4.00	(4)
Total Warrants Outstanding	1,399,851	1,268,571

1) Refers to a warrant issued in connection with entering into the royalty interest financing agreement with UiE.

2) Refers to the warrants issued in connection with a registered direct offering the Company completed in September 2023.

3) Refers to a warrant issued in October 2016 to a former financial advisor.

4) Refers to warrants issued to investors in the Regulation A Offering. Such warrants have expiration dates ranging from 1/27/29 to 3/16/29.

* The warrant includes certain rights in favor of the holder upon a "fundamental transaction" as described in the warrant, including the right of the holder to receive from the Company or the successor entity an amount of cash equal to the Black-Scholes value (as described in the warrants) of the unexercised portion of the warrant on the date of the consummation of such fundamental transaction.

Series A Convertible Preferred Stock
On January 23, 2026, the Company filed a certificate of designation with the Delaware Secretary of State pursuant to which 4,999,620 shares of the Company’s preferred stock, $0.01 par value per share, was designated as Series A Convertible Preferred Stock (the “Series A Preferred Stock”).
The Series A Preferred Stock ranks, as to rights upon liquidation, dissolution, or winding up, senior to the Company’s common stock. Each share of the Series A Preferred Stock has a stated value and liquidation preference of $5.00, in each case, subject to customary adjustments in the event of stock dividends, stock splits, reorganizations or similar events affecting the Series A Preferred Stock. Except as required by law, the Series A Preferred Stock has no voting rights. The Series A Preferred Stock is convertible at the holder's option into shares of the Company’s common stock at a conversion price of $2.50 per share, subject to customary adjustments in the event of stock dividends, stock splits, reorganizations or similar events affecting the Series A Preferred Stock. The Company has the right to require all or any portion of the Series A Preferred Stock to convert into shares of the Company’s common stock: (a) in the event of a change in control, (b) if the closing price of the Company’s common stock is at or above $4.50 per share, subject to customary adjustments in the event of stock dividends, stock splits, reorganizations or similar events, for any 10 trading days out of any 30 consecutive trading day period, or (c) if the Company consummates a firm commitment public offering of shares of the Company’s common stock resulting in gross proceeds of at least $15.0 million at an offering price per share equal to or greater than $4.50, subject to customary adjustments in the event of stock dividends, stock splits, reorganizations or similar events. Commencing on January 27, 2029, the Company may redeem the outstanding shares of Series A Preferred Stock at the lesser of (i) the stated value per share plus a non-compounded rate of return calculated at 8% per annum, and (ii) 200% of the stated value per share. Notwithstanding the conversion rights described above, to the extent prohibited by Nasdaq listing rules, the Company will not issue shares of its common stock upon conversion of shares of Series A Preferred Stock if such issuance will result in a change of control of the Company, unless the Company obtains stockholder approval of such issuance.
The Company evaluated the terms of the Series A Preferred Stock, and in accordance with the guidance of ASC 480, Distinguishing Liabilities from Equity, the Series A Preferred Stock is classified as permanent equity in the accompanying condensed consolidated balance sheets.
Regulation A Offering
On January 27, 2026, the Company completed the initial closing of its Regulation A Offering of up to 4,854,000 units (each, an “Investor Unit” and collectively the “Investor Units”), each consisting of one share of Series A Preferred Stock and two warrants, each to purchase one share of the Company’s common stock (“Investor Warrants”), with each Investor Unit being offered at an offering price of $5.00 (the “Regulation A Offering”). The closing price of the Company’s common stock on January 26, 2026, was $1.90, and because the Initial Conversion Price exceeded the sum of that closing price plus $0.125, the limitations under Nasdaq Listing Rule 5635(d) that could have applied to the conversion of the Series A Preferred Stock and to the exercise of the Investor Warrants issued in the Regulation A Offering will not apply to any of the shares of Series A Preferred Stock or the Investor Warrants that are part of the up to 4,854,000 Investors Units that may be issued in the Regulation A offering.
The Regulation A Offering is being conducted pursuant to the Company’s offering statement on Form 1-A (File No. 024-12688), as amended (the “Offering Statement”), which was most recently qualified by the SEC on April 1, 2026, and the offering circular, dated January 6, 2026, and the offering circular supplement dated March 26, 2026, which form a part thereof (the “Offering Circular”). The Regulation A Offering is being conducted on a “best efforts” basis pursuant to a selling agency agreement, dated January 5, 2026 (the “Selling Agency Agreement”), between the Company and Digital Offering, LLC (“Digital Offering”), acting as the lead selling agent for the Regulation A Offering. Digital Offering is not required to sell any specific number or dollar amount of Investor Units. The Company will pay to Digital Offering a placement fee equal to 7.25% of the offering price per Investor Unit sold in the Regulation A Offering. The Company will also issue Agent Unit Warrants (as defined below) to purchase that number of Agent Units (as defined below) equal to 3% of the total number of Investor Units sold in the Regulation A Offering. In addition, the Company paid Digital Offering a $25,000 consulting fee and reimbursed or will reimburse Digital Offering for up to $85,000 of its reasonable, out-of-pocket, and documented fees and expenses incurred in connection with the Regulation A Offering.
The Investor Warrants are exercisable at any time after issuance through the 36-month anniversary of their date of issuance at an exercise price of $4.00 per share, subject to customary adjustments in the event of stock dividends, stock splits, reorganizations or similar events. Notwithstanding the foregoing, there are certain limitations on the exercise of the Investor Warrants to the extent a holder (together with its affiliates) would own more than 4.99% (or 9.99% if elected by the warrant holder) of the Company’s common stock outstanding immediately after exercise.
The Regulation A Offering will terminate at the earliest of (i) the date on which the maximum offering amount of Investor Units has been sold, (ii) January 5, 2027 (one year after the date on which the Offering Statement was initially qualified by the SEC) and (iii) the date on which the Company determines to terminate the Regulation A Offering, which the Company may do in its sole discretion at any time and for any reason or no reason.
The Offering Circular also relates to 145,620 warrants (the “Agent Unit Warrants”) to purchase up to 145,620 units (the “Agent Units”) issuable to the selling agent(s) for the Regulation A offering, each Agent Unit consisting of one share of Series A Preferred Stock and two warrants, each to purchase one share of the Company’s common stock (the "Agent Common Warrants").
The exercise price per Agent Unit Warrant is $6.25, subject to customary adjustments in the event of stock dividends, stock splits, reorganizations or similar events. The Agent Unit Warrants will expire on January 7, 2031, which is the five-year anniversary of the date of commencement of sales in the Regulation A Offering.
The exercise price per Agent Common Warrant is $4.00 per share, subject to customary adjustments in the event of stock dividends, stock splits, reorganizations or similar events. The terms of the Agent Common Warrant are substantially similar to the terms of the Investor Warrants, except that they expire on January 7, 2031.
During the three months ended March 31, 2026, the Company issued an aggregate of 65,640 Investor Units consisting of 65,640 shares of Series A Preferred Stock and Investor Warrants to purchase up to 131,280 shares of the Company’s common stock, for gross proceeds of approximately $0.3 million, and Agent Unit Warrants to purchase up to 1,968 Agent Units. The Company incurred total issuance costs of approximately $31,000 including legal fees and placement fees directly related to the issuance that are recognized as a reduction in equity, resulting in net proceeds of approximately $0.3 million. The Investor Warrants were recognized in additional paid-in-capital as they met the criteria for equity classification.

Summary of Agent Unit Warrant Activity
A summary of Agent Unit Warrants outstanding during the three months ended March 31, 2026 is presented below:

	Agent Unit Warrants
	Number of Shares Underlying Warrants	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Intrinsic Value
Outstanding December 31, 2025,	—	$ —		$ —
Agent Unit Warrants Issued in connection with Regulation A Offering	1,968	6.25	4.77
Exercised	—	—
Forfeited or expired	—	—
Outstanding and exercisable March 31, 2026	1,968	$ 6.25	4.77	$ —

5.    STOCK-BASED COMPENSATION
2014 Employee Stock Purchase Plan
The Company’s 2014 Employee Stock Purchase Plan, or the ESPP, was suspended in June 2024. There was no stock-based compensation related to the ESPP for the three months ended March 31, 2026 or 2025.
Amended and Restated 2014 Stock Incentive Plan
The Amended and Restated 2014 Stock Incentive Plan, or the Amended 2014 Plan, provided for the grant of stock-based awards to employees, directors, consultants and advisors. As a result of the approval of the 2022 Plan (as defined below) by the Company's stockholders in June 2022, no further awards have been or will be granted under the Amended 2014 Plan since such approval. Outstanding awards previously granted under the Amended 2014 Plan continue to remain outstanding in accordance with their terms.
2022 Stock Incentive Plan
In April 2022, the Company's board of directors approved the Daré Bioscience, Inc. 2022 Stock Incentive Plan, or the 2022 Plan, which was subsequently approved by the Company's stockholders in June 2022, and became effective as of such approval. In April 2025, the Company's board of directors approved an amendment to the 2022 Plan to increase the number of shares of common stock available for issuance thereunder by 600,000, which was subsequently approved by the Company's stockholders in July 2025.
The 2022 Plan provides for the grant of stock-based incentive awards to employees, directors, consultants, and advisors.
As of March 31, 2026, the number of shares of common stock authorized for issuance under the 2022 Plan was 1,949,085, which is the sum of:
(a)128,343 shares available for awards that may be granted under the 2022 Plan, plus
(b)1,427,483 shares underlying awards granted under the 2022 Plan, plus
(c)393,259 shares underlying awards granted under the Amended 2014 Plan, which if they expire, terminate or are otherwise forfeited will become available for issuance under the 2022 Plan.
Options granted are exercisable at various dates as determined upon grant and will expire no more than ten years from their date of grant. Stock options generally vest over a four-year term. The exercise price of each option is determined by the Company's board of directors or its compensation committee based on the estimated fair value of the Company's stock on the date of grant.
Summary of Stock Option Activity
The table below summarizes stock option activity under the Company's stock incentive plans and related information for the three months ended March 31, 2026. The exercise price of all options granted during the three months ended March 31, 2026 was equal to the market value of the Company’s common stock on the date of grant.

As of March 31, 2026, unamortized stock-based compensation expense of approximately $1.9 million will be amortized over a weighted average period of 1.29 years. The number of shares of common stock available for future awards granted under the 2022 Plan as of March 31, 2026 was 128,343.

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2025	1,409,042	$ 9.41
Granted	411,700	1.81
Exercised	—
Cancelled/forfeited	—
Expired	—
Outstanding at March 31, 2026	1,820,742	$ 7.69
Exercisable at March 31, 2026	929,342	$ 12.14
The weighted average grant-date fair value of stock options granted during the three months ended March 31, 2026 and 2025 was $1.26 and $2.51, respectively. The total fair value of stock options vested during the three months ended March 31, 2026 and 2025, was approximately $0.5 million and $0.4 million, respectively.
Stock-Based Compensation Expense
Total stock-based compensation expense related to stock options granted to employees and directors recognized in the condensed consolidated statements of operations and comprehensive loss is as follows:

Three Months Ended March 31,
	2026	2025
Research and development	$ 221,813	$ 167,058
Selling, general and administrative	$ 233,251	$ 210,299
Total	$ 455,064	$ 377,357

6.     LEASED PROPERTIES
Finance Lease - Clean Room Space
On July 24, 2024, the Company entered into a scope of work (the "SOW") with an unrelated third party for a controlled clean room space in Massachusetts. The SOW became effective upon the execution of an associated License and Services Agreement (the "LSA") which governs the SOW. On February 25, 2025, the parties entered into a termination agreement related to the original LSA and SOW and concurrently entered into a revised LSA and revised SOW, collectively, the Clean Room Agreement, primarily to clarify the location of the clean room subject to the arrangement. The term of the Clean Room Agreement is 22 months and commenced on March 1, 2025. Fixed payments are due at the beginning of each calendar quarter and variable amounts related to support services are due monthly based on services provided during the preceding month. Upon execution of the SOW, the Company made a prepayment of approximately $459,000. The Clean Room Agreement may be renewed each year and if renewed, the fixed payment amount may increase yearly by up to 5%.
The Company determined that the Clean Room Agreement is a finance lease. On the commencement date, the Company recorded an initial finance lease right-of-use, or ROU, asset and related lease liability of approximately $3.3 million and $2.8 million, respectively. Included in the $3.3 million finance ROU asset is the $459,000 prepayment which was reclassified to the finance lease ROU asset on the commencement date. The lease does not provide an implicit rate and therefore the Company used its incremental borrowing rate as the discount rate when measuring the finance lease liability. The incremental borrowing rate represents an estimate of the interest rate the Company would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of the lease within a particular currency environment. The Company used an incremental borrowing rate consisting of the current prime rate plus 200 basis points for its finance lease. During 2025, the parties executed two change orders primarily to amend the total contract consideration under the lease arrangement. The Company evaluated these amendments and concluded they represented a lease modification. As such, the finance lease ROU asset and finance lease liability were remeasured using an incremental borrowing rate at the date of the modification resulting in a decrease of approximately $83,000 to both the ROU asset and corresponding finance lease liability.

Operating Leases - General Office Space
The Company's lease for its corporate headquarters (3,169 square feet of office space) commenced in July 2018 and, as a result of an extension entered into in March 2024, expires on October 31, 2027. The extension entered into in March 2024 resulted in additional operating lease liabilities and ROU assets of approximately $0.4 million in March 2024.
MBI, a wholly-owned subsidiary the Company, leases general office and laboratory space in Massachusetts. The lease commenced on November 1, 2023 for a term of three years, expiring on December 31, 2026. On December 18, 2025, the term of the lease was extended to December 31, 2027, which resulted in additional operating lease liabilities and ROU assets of approximately $0.4 million.
Under the terms of each lease, the lessee pays base annual rent (subject to an annual fixed percentage increase), plus property taxes, and other normal and necessary expenses, such as utilities, repairs, and maintenance. The Company evaluates renewal options at lease inception and on an ongoing basis and includes renewal options that it is reasonably certain to exercise in its expected lease terms when classifying leases and measuring lease liabilities. The leases do not require material variable lease payments, residual value guarantees or restrictive covenants.
The leases do not provide an implicit rate, and therefore the Company uses its incremental borrowing rate as the discount rate when measuring operating lease liabilities. The incremental borrowing rate represents an estimate of the interest rate the Company would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of the lease within a particular currency environment. The Company uses an incremental borrowing rate consisting of the current prime rate plus 200 basis points for operating leases. The depreciable lives of operating leases and leasehold improvements are limited by the expected lease term.
Aggregate Lease Information
The components of lease cost recorded in the Company's condensed consolidated statements of operations and comprehensive loss were as follows:

	Three Months Ended March 31,
	2026	2025
Operating lease cost	$ 196,308	$ 196,918
Finance lease cost
Amortization of finance lease	436,194	149,994
Interest on finance lease liability	21,150	18,859
Variable lease cost	34,314	36,116
Total lease cost	$ 687,966	$ 401,887
Maturities of the Company's finance and operating lease liabilities as of March 31, 2026 were as follows:

Year	Operating Leases	Finance Lease	Total
2026 (remaining)	$ 510,505	$ 611,800	$ 1,122,305
2027	583,046	—	583,046
Total lease payments	1,093,551	611,800	1,705,351
Less: amount representing interest	(76,742)	(14,248)	(90,990)
Present value of lease liabilities	$ 1,016,809	$ 597,552	$ 1,614,361

The weighted-average remaining lease terms and discount rates related to the Company's leases were as follows:

	As of March 31,
	2026	2025
Weighted-average remaining lease term (in years)
Operating leases	1.67	2.25
Finance lease	0.75	1.75
Weighted-average discount rate
Operating leases	9.1%	10.5%
Finance lease	9.5%	9.5%
Supplemental cash flow information related to the Company's leases was as follows:

	Three Months Ended March 31,
	2026	2025
Cash paid for amounts included in the measurement of lease liabilities
Financing cash flows from finance lease	$896,549	$—
Operating cash flows from finance lease	$21,150	$18,859
Operating cash flows from operating leases	$169,576	$164,490

7.    ROYALTY INTEREST FINANCING
In December 2023, the Company entered into a royalty interest financing agreement, or the Royalty Interest Agreement, with United in Endeavour, LLC, or UiE, under which UiE acquired a portion of the Company's royalty interest in XACIATO. The Company received $5.0 million from UiE when the parties entered into the Royalty Interest Agreement (the "Initial Investment"), and until December 31, 2026, the Company may, in its sole discretion, but subject to XOMA's prior written consent (see Note 8, Royalty Purchase Agreements), elect to receive three additional payments (each a "Supplemental Investment") from UiE of up to an aggregate of $7.0 million, for a total of up to $12.0 million.
Under the Royalty Interest Agreement, the Company agreed to make the following payments to UiE, until such time when UiE has received aggregate payments equaling a 12% internal rate of return (the “IRR”) on the Initial Investment and each Supplemental Investment, if any: (i) from December 21, 2023 through December 31, 2025, 50% of the amount of royalty payments remaining after all amounts that are due and payable and actually paid by the Company to any licensor or sublicensee on the royalty payments generated and received by the Company on net sales of XACIATO by Organon have been deducted (the “Net Royalty Payments”), (ii) from January 1, 2026 through December 31, 2029, 75% of the Net Royalty Payments, and (iii) from December 21, 2023 through December 31, 2029, 10% of the amount of milestone payments remaining after all amounts that are due and payable and actually paid by the Company to any licensor or sublicensee on the milestone payments generated and received by the Company on net sales of XACIATO by Organon have been deducted. After December 31, 2029, the Company will be required to make certain additional payments to UiE to the extent UiE has not received payments equaling the IRR by December 31, 2029, December 31, 2033, and December 31, 2034, respectively. In addition, if UiE has not received payments equaling the IRR by December 31, 2035 and the Company has other sources of assets or income (besides XACIATO) sufficient to complete such payments, the Company has agreed to pay UiE quarterly payments evenly divided over a two-year term ("Catch-up Payments"), such that UiE will have obtained the IRR, taking into account all other payments received by UiE from the Company under the Royalty Interest Agreement. UiE’s right to receive payments will terminate when UiE has received payments in an amount equal to the IRR (such period of time is referred to as the "Financing Term"). Under the Royalty Interest Agreement, the Company has the right, at any time and from time to time, to make voluntary prepayments to UiE, and such payments will be credited against the IRR. In addition, the Company has the right at any time to pay in full and retire all of the Company's payment obligations to UiE by paying the full amount of the IRR (the "Call Payment"), calculated as of the date of the payment.
The Company evaluated the terms of the Royalty Interest Agreement and concluded that its features were similar to those of a debt instrument. As a result, the Company applied the debt recognition guidance under ASC 470,

Debt, and recorded the Initial Investment as a liability related to the sale of future royalties, which will be amortized under the effective interest method over the estimated Financing Term. If the Company elects to receive additional Supplemental Investments, such additional Supplemental Investments will also be recorded as a liability related to the sale of future royalties when they are received and amortized under the interest method over the estimated remaining Financing Term. In addition, in accordance with ASC 470, Debt, any royalties and milestone payments received by or on behalf of the Company from Organon from and after the date of the Initial Investment are recorded as non-cash royalty revenue in the consolidated statements of operations as a reduction to the liability related to the sale of future royalties.
To determine the amortization of the liability related to the sale of future royalties, the Company is required to estimate the duration of the Financing Term and the total amount of future payments to UiE during the Financing Term. These estimates involve significant estimates and assumptions regarding future Net Royalty Payments that impact both the amount of the liability related to the sale of future royalties and the interest expense that will be recognized over the Financing Term. The Company will periodically reassess the estimated amounts due and payable to UiE and the duration of the Financing Term and to the extent the estimated amount or timing of such payments is materially different than the prior estimate, an adjustment will be recorded in future periods, prospectively, to increase or decrease interest expense. There are a number of factors that could materially affect XACIATO's commercial success, and therefore the amount and timing of the Company's payments to UiE, and correspondingly, the amount of interest expense and interest payable recorded by the Company, most of which are not within the Company’s control. Such factors include, but are not limited to, the capabilities of Organon and its commitment of sufficient resources to market, distribute and sell the product; timely and adequate commercial supply of XACIATO and its components; perceived superiority of XACIATO's cure rates compared to other available treatments; patient satisfaction and willingness to use XACIATO again and refer it to others; price pressure given the high level of generic treatments and changes in health care laws and regulations; adequate coverage, pricing and reimbursement from third-party payors; and approval of new entrants, including alternative, non-antibiotic treatment options. These factors could result in increases or decreases to the length of the Financing Term and the total amount owed to UiE.
As of March 31, 2026, based on Net Royalty Payments to date and other factors, the Financing Term is estimated to extend through 2037, and the effective interest rate on the liability related to the sale of future royalties is 12.8%. Under the current estimated Financing Term, the estimated total amount potentially owed to UiE would be approximately $22.0 million, substantially all of which would be paid as Catch-up Payments. However, as discussed above, the Company has the right to make voluntary prepayments to UiE that would be credited against the IRR, as well as the right to make the Call Payment, either of which actions could reduce the total amount owed to UiE, potentially materially.
Warrants
In connection with entering into the Royalty Interest Agreement, the Company issued to UiE a warrant (the “Initial Royalty Warrant”) to purchase up to 422,804 shares of the Company’s common stock (see Note 4, Stockholders' Equity). In addition, for every $1.0 million of Supplemental Investment, the Company will issue to UiE a warrant to purchase 84,561 shares of common stock. If the Company elects to receive the maximum amount of Supplemental Investments, the Company would issue to UiE warrants to purchase an aggregate of up to 591,927 shares of common stock (collectively the “Additional Royalty Warrants,” and together with the Initial Royalty Warrant, the “Royalty Interest Agreement Warrants”). As of March 31, 2026, the Company has only issued the Initial Royalty Warrant.
The Initial Royalty Warrant was deemed to be an equity classified warrant and recorded under additional paid in capital. The fair value of the Initial Royalty Warrant was determined to be $0.8 million (Note 4) and was recorded as a debt discount against the Initial Investment.
The following table shows the activity of the liability related to the sale of future royalties since the date of the Initial Investment through the period indicated:

March 31, 2026
Upfront payment from the sale of future royalties	$ 5,000,000
Debt issuance cost	(276,101)
Relative fair value of Initial Royalty Warrant	(834,512)
Royalty payments	(10,964)
Non-cash interest expense and interest payable associated with the sale of future royalties	1,690,309
Liability related to the sale of future royalties	$ 5,568,732

8.    ROYALTY PURCHASE AGREEMENTS
In April 2024, the Company entered into a traditional royalty purchase agreement (the "XACIATO RPA") and a synthetic royalty purchase agreement (the "Synthetic RPA and together with the XACIATO RPA, the “Royalty Purchase Agreements”) with XOMA pursuant to which XOMA paid $22.0 million to the Company. In addition, if XOMA receives total payments under the Royalty Purchase Agreements (as described below) equal to an amount that exceeds $88.0 million, XOMA will pay $11.0 million to the Company for each successive $22.0 million XOMA receives under the Royalty Purchase Agreements (such $11.0 million payments to the Company, the “Contingent Purchase Price Payments”).
Under the Royalty Purchase Agreements, the Company sold, assigned, transferred and conveyed its right, title and interest in and to the following to XOMA:
(a) 100% of the royalties and potential milestone payments the Company would otherwise have the right to receive from and after April 1, 2024 under the Company's exclusive license agreement with Organon, based on net sales of XACIATO, net of (i) all royalty and milestone payments due and payable and actually paid by or on behalf of the Company under its exclusive license agreement with third-party licensors TriLogic and MilanaPharm, and (ii) all payments due and payable and actually paid by or on behalf of the Company under the Royalty Interest Agreement between the Company and UiE (such net amount, the “Purchased Receivables”);
(b) 25% of the $20.0 million payment that the Company could have potentially received under the Company's since terminated license agreement with Bayer relating to Ovaprene; and
(c) a synthetic royalty of 4.0% of the Company's, its affiliates’ and its sublicensees’ future net sales of Ovaprene, and 2.0% of the Company's, its affiliates’ and its sublicensees’ future net sales of Sildenafil Cream and DARE to PLAYTM Sildenafil Cream; provided, however, that, if XOMA receives total payments under the Royalty Purchase Agreements, net of any Contingent Purchase Price Payments made to the Company, equal to an amount that exceeds $110.0 million, the foregoing percentages will be reduced to 2.5% and 1.25%, respectively (we refer to the amounts described in this clause (c) as the “Revenue Participation Right”).
Pursuant to the XACIATO RPA, XOMA, at its sole cost and discretion, may repay in full and retire all of the Company's payment obligations to UiE under the Royalty Interest Agreement. If XOMA does so, no further amounts in respect of the Royalty Interest Agreement will be deducted from the net royalties and net milestone payments that XOMA is entitled to receive under the XACIATO RPA. The Company cannot elect to receive any additional funding from UiE under the Royalty Interest Agreement without XOMA’s prior written consent. In connection with the synthetic royalty purchase agreement, the Company granted to XOMA a security interest in certain product assets related to Ovaprene, Sildenafil Cream and DARE to PLAY.
The $22.0 million the Company received from XOMA, less transaction costs of approximately $1.6 million, was allocated to the XACIATO RPA and recorded as other income on the Company's consolidated statement of operations and comprehensive loss in the second quarter of 2024. See Note 2, Basis of Presentation and Summary of Significant Accounting Policies – Sale of Future Payments, to our consolidated financial statements in the 2025 10-K.
9.    COMMITMENTS AND CONTINGENCIES
Legal Proceedings
From time to time, the Company may be involved in various claims arising in the normal course of business. Management is not aware of any material claims, disputes or unsettled matters that would have a material adverse effect on the Company’s results of operations, liquidity or financial position that the Company has not adequately provided for in the accompanying consolidated financial statements.
10.    GRANT AWARDS
October 2024 Grant Award
In October 2024, the Company entered into a subaward agreement with National Collegiate Inventors and Innovators Alliance, Inc. d/b/a VentureWell (the "CMF") under which the Company is entitled to receive funding of up to $10.0 million in milestone-based payments subject to the Company's achievement over an approximately 24-month period of specified research activities and objectives relating to the advancement of the Company's DARE-HPV development program, including commencement of a Phase 2 clinical study to evaluate the safety and preliminary efficacy of DARE-HPV for the clearance of high-risk HPV infection in women. The subaward agreement was the result of the Company's selection by Advanced Research Projects Agency for Health (ARPA-H), part of the U.S. Department of Health and Human Services. The CMF is a consortium management firm that received funding from the federal agency for the subaward agreement.
The Company receives funding in advance and tracks and reports eligible expenses incurred to the federal agency. The Company is required to apply the funds it receives solely toward direct costs for the funded project, other than an approximately 22% indirect cost allowance. An “indirect cost allowance” refers to the portion of the grant funds the Company receives that it may apply toward general overhead and administrative expenses that support the entire operations of the Company and which may be applied as the direct costs for the funded project are incurred. Funds received that have not been spent are recorded both in cash and cash equivalents and in deferred grant funding liability in the Company’s condensed consolidated balance sheets. Funds that have been spent but not yet expensed in accordance with GAAP or not spent on direct costs for the funded project in excess of the indirect cost allowance are also recorded in deferred grant funding liability.

Through March 31, 2026, the Company had received payments totaling $7.5 million under this award. The Company recorded credits to research and development expense of approximately $0.6 million and $0.6 million for costs related to this award for the three months ended March 31, 2026 and March 31, 2025, respectively. As of March 31, 2026 and December 31, 2025, the Company recorded approximately $3.4 million and $2.0 million in deferred grant funding liability related to this award in the Company's condensed consolidated balance sheets, respectively.
NICHD and NIH Non-Dilutive Grant Funding

The Company has received notices of awards and grant funding from NICHD and the National Institutes of Health, or NIH, to support the development of several of its product candidates. NICHD and the NIH issue notices of awards to the Company for a specified amount, and the Company must incur and track expenses eligible for reimbursement under the award and submit a detailed accounting of such expenses to receive payment. If the Company receives payments under the award, the amounts of such payments are recognized in the statements of operations as a reduction to research and development activities as the related costs are incurred to meet those obligations over the period. The federal agency that administers funding to the NIH is the Small Business Innovation Research (SBIR). In October 2025, legislative authority for the SBIR program expired, halting new solicitations and continuation awards across federal agencies, including NIH. On April 13, 2026, the Small Business Innovation and Economic Security Act (S. 3971) was signed into law, reauthorizing the SBIR and STTR programs through September 30, 2031. While the legal barrier to funding has been lifted, NIH is working through administrative backlogs resulting from the lapse, and the Company has been informed that drawdowns on its existing awards are not yet available pending NIH's resumption of normal operations.
DARE-HPV
In December 2024, the Company received a notice of award from the National Institute of Allergy and Infectious Diseases (NIAID), a component of the NIH, that the Company was awarded a $1.0 million grant in support of non-clinical activities for the development of DARE-HPV for an initial project year of December 2024 through November 2025, and that an additional $1.0 million was recommended for the subsequent project year, subject to the availability of funds and satisfactory progress of the project, as determined by NIAID. The Company recorded credits to research and development expense of $0 and approximately $31,000 for costs related to this award during the three months ended March 31, 2026 and March 31, 2025, respectively. The Company recorded a receivable of $0 and $11,000 at March 31, 2026 and December 31, 2025, respectively.
DARE-PTB1
In December 2023, the Company received a notice of award from NICHD of approximately $2.0 million to support the development of DARE-PTB1. The award is to be used to support what is referred to as the "Phase II" segment of the project outlined in the Company's grant application through November 2026. The Company recorded credits to research and development expense for costs related to this award of $0 and approximately $0.2 million during the three months ended March 31, 2026 and March 31, 2025 respectively. At March 31, 2026 and December 31, 2025, the Company had no outstanding receivable under this award.

Other Non-Dilutive Grant Funding
As described below, the Company has received substantial funding under grant agreements it entered into with the Foundation. The Company receives funding in advance and tracks and reports eligible expenses incurred to the Foundation. The Company is required to apply the funds it receives solely toward direct costs for the funded projects, other than an approximately 5% to 15% indirect cost allowance (see “—October 2024 Grant Awards" for more information regarding the indirect cost allowance). Funds received that have not been spent are recorded both in cash and cash equivalents and in deferred grant funding liability in the Company’s consolidated balance sheets. Funds spent but not yet expensed in accordance with GAAP or not spent on direct costs for the funded project in excess of the indirect cost allowance are also recorded in deferred grant funding liability.
The grant agreements include the Foundation's standard discretionary termination provisions. Any grant funds received that have not been committed to the funded project or spent in compliance with the applicable grant agreement must be returned promptly to the Foundation upon expiration or termination of the agreement.
2024 Contraceptive Product Candidate Grant Agreement
In November 2024, the Company entered into a grant agreement with the Foundation under which the Company was awarded a grant of up to approximately $10.7 million to support (i) expansion of the number of study sites in the ongoing Phase 3 clinical trial of Ovaprene, and (ii) activities that will aid in the identification and development of a novel non-hormonal intravaginal contraceptive candidate, suitable for and acceptable to women in low- and middle-income country settings who need or would prefer to use such a product to avoid an unplanned pregnancy. The term of the agreement, as amended, extends through January 2027. An initial payment of approximately $5.4 million was made to the Company in November 2024 and a second payment of approximately $3.6 million was made to the Company in November 2025. Additional payments are contingent upon the Company's achievement of specified development and reporting milestones during the term of the grant agreement. The Company will track and report eligible expenses incurred to the Foundation.
The Company recorded credits to research and development expense of approximately $1.2 million and $0.8 million for costs related to this award for the three months ended March 31, 2026 and March 31, 2025, respectively. As of March 31, 2026 and December 31, 2025, the Company had recorded approximately $3.9 million and $5.1 million of deferred grant funding liability related to this award in the Company's condensed consolidated balance sheets, respectively.
2021 DARE-LARC1 Grant Agreement
In June 2021, the Company entered into an agreement with the Foundation under which the Company was awarded up to approximately $49.0 million to support the development of DARE-LARC1. The term of the agreement, as amended, extends through December 2027. The agreement supports technology development and preclinical activities to advance DARE-LARC1 through nonclinical proof-of-principle studies and other IND-enabling work to allow for the submission of an investigational new drug, or IND, application with the FDA, approval of which will be required to commence testing in humans.
As of March 31, 2026, the Company had received a cumulative total of approximately $41.8 million under the agreement. Additional payments are contingent upon the DARE-LARC1 program’s achievement of specified development and reporting milestones. The Company recorded credits to research and development expense of approximately $1.7 million and $1.5 million for costs related to this award for the three months ended March 31, 2026 and March 31, 2025, respectively. As of March 31, 2026 and December 31, 2025, the Company had recorded approximately $10.9 million and $12.6 million of deferred grant funding liability related to this award in the Company's condensed consolidated balance sheets, respectively.
11.    NET LOSS PER SHARE
The Company computes basic net loss per share, or EPS, using the weighted average number of common shares outstanding during the period, without consideration for common stock equivalents. Diluted EPS is based upon the weighted average number of common shares and potentially dilutive securities (common share equivalents) outstanding during the period. Dilutive securities include the dilutive effect of in-the-money options and warrants, which is calculated based on the average share price for each period using the treasury stock method. Under the treasury stock method, the exercise price of an option or warrant, the amount of compensation cost, if any, for future service that the Company has not yet recognized, and the amount of estimated tax benefits that would be recorded in paid-in capital, if any, when the option or warrant is exercised are assumed to be used to repurchase shares in the current period. Dilutive securities are excluded from the diluted EPS calculation if their effect is anti-dilutive.
The following potentially dilutive outstanding securities were excluded from diluted EPS for the period indicated because of their anti-dilutive effect:

Potentially dilutive securities	Three Months Ended March 31,
	2026	2025
Stock options	1,820,742	1,119,010
Common stock warrants	1,399,851	1,268,571
Common stock issuable upon conversion of Series A Preferred Stock	131,280	—
Common stock issuable upon exercise or conversion of the securities underlying the Agent Units	7,872	—
Total	3,359,745	2,387,582

12.    SEGMENT INFORMATION
Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker (“CODM”), in deciding how to allocate resources and in assessing performance. The Company and the Company’s chief operating decision maker view the Company’s operations and manage its business in one operating segment, which is the business of identifying, developing and commercializing pharmaceutical products that target unmet needs in women's health. The CODM, who is the chief executive officer (“CEO”), manages and allocates resources to the operations of the Company on a consolidated basis. The Company’s measure of segment profit or loss is net loss. Managing and allocating resources on a consolidated basis enables the CEO to assess the overall level of resources available and how to best deploy these resources across functions and research and development projects that are in line with the Company’s long-term company-wide strategic goals. Consistent with this decision-making process, the CEO uses consolidated financial information for purposes of evaluating performance, forecasting future period financial results, allocating resources and setting incentive targets. Operating expenses are used to monitor budget versus actual results. The CODM does not review assets in evaluating the results of the Company, and therefore, such information is not presented. In addition, substantially all of the Company's revenue was generated in the United States and substantially all of the Company's long-lived assets reside in the United States.

The following table summarizes the segment's financial information including the Company’s significant segment expenses:

	Three Months Ended March 31,
	2026	2025
Revenue:
Research and development services and royalty revenue	$ 152,455	$ 25,427
Total revenue	152,455	25,427
Cost of revenues	242,325	—
Segment operating expenses:
Research and development:
Direct program costs:
Ovaprene (1)	1,231,760	1,495,727
Sildenafil Cream (2)	67,791	211,389
Other advanced clinical stage programs	375,763	490,562
Phase 1 and Phase 1-ready clinical stage programs (1)	96,055	496,747
Preclinical stage programs	1,168,379	1,098,738
Contra-R&D expenses (3)	(3,069,146)	(2,618,373)
Total research and development direct program costs	(129,398)	1,174,790
Indirect costs:
Personnel-related (including stock-based compensation)	1,192,862	1,492,248
Other indirect costs	28,846	78,735
Contra R&D expenses	(431,848)	(448,392)
Total research and development indirect costs	789,860	1,122,591
Total research and development	660,462	2,297,381
Selling, general and administrative	2,248,566	2,309,164
Total segment operating expenses	2,909,028	4,606,545
Loss from operations	(2,998,898)	(4,581,118)
Interest expense	199,394	134,050
Interest income	(191,688)	(156,621)
Other income, net	6,715	180,240
Net loss	$ (2,999,889)	$(4,378,307)
(1)The applicable program(s) receive grant funding and/or the Tax Incentive. The amount of R&D expense for the period indicated is shown on a gross basis (i.e., without deducting the amount of contra R&D expense for the applicable program(s). See footnote (3) below.
(2)The amount of expenses includes expenses for Sildenafil Cream, 3.6% and DARE to PLAY Sildenafil Cream.
(3)These contra R&D expenses were recognized as follows for the three months ended March 31, 2026 and 2025: (a) Ovaprene, $1.0 million, and $0.5 million, respectively; (b) Other advanced clinical stage programs, $0.4 million and $0.5 million, respectively, (c) Phase 1 and Phase 1-ready clinical stage programs, $0 and $0.1 million, respectively; and (d) Preclinical stage programs, $1.7 million and $1.6 million, respectively.

13.    SUBSEQUENT EVENTS
Regulation A Offering
In April and May 2026, the Company issued an aggregate of 219,680 Investor Units consisting of 219,680 shares of Series A Preferred Stock and Investor Warrants to purchase up to 439,360 shares of the Company’s common stock, for gross proceeds of approximately $1.1 million. The Company issued Agent Unit Warrants to purchase up to 6,590 Agent Units in connection with the foregoing.
Subsequent to March 31, 2026, 210,000 shares of Series A Preferred Stock were converted in accordance with the certificate of designation of the Series A Preferred Stock into 420,000 shares of the Company's common stock. Taking into account these conversions, as of May 13, 2026, the Company had a total of 14,979,502 shares of common stock and 75,320 shares of Series A Preferred Stock outstanding.

Receipt of Payment Under October 2024 Grant Award
On May 8, 2026, the Company received a $1.5 million payment from CMF under the agreement the Company entered into with CMF in October 2024 to support the development of DARE-HPV. For a discussion of this agreement, see Note 10, Grant Awards. Taking into account this payment, the Company has received a cumulative total of approximately $9.0 million of the up to $10.0 million in potential funding under this award.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto included in this Quarterly Report on Form 10-Q and our audited consolidated financial statements and notes thereto for the year ended December 31, 2025 included in our Annual Report on Form 10-K for the year ended December 31, 2025, or our 2025 10-K, filed with the Securities and Exchange Commission, or SEC, on March 26, 2026. Past operating results are not necessarily indicative of results that may occur in future periods.
The following discussion includes forward-looking statements. See “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS,” above. Forward-looking statements are not guarantees of future performance and our actual results may differ materially from those currently anticipated and from historical results depending upon a variety of factors, including, but not limited to, those discussed in Part I, Item 1A. Risk Factors of our 2025 10-K, and in our subsequent filings with the SEC, including any discussed in Part II, Item 1A of this report under the heading “Risk Factors,” which are incorporated herein by reference.
In this report, “we,” “us,” “our,” “Daré” or the “Company” refer collectively to Daré Bioscience, Inc. and its wholly owned subsidiaries, unless otherwise stated or the context otherwise requires. All information presented in this report is based on our fiscal year. Unless otherwise stated, references to particular years, quarters, months or periods refer to our fiscal years ending December 31 and the associated quarters, months and periods of those fiscal years.
Daré Bioscience® is a registered trademark of Daré Bioscience, Inc. and DARE to PLAY™, DARE to RESTORE™, and DARE to RECLAIM™ are trademarks of Daré Bioscience, Inc. with registration pending. Ovaprene® is a registered trademark licensed to Daré Bioscience, Inc. XACIATO® is a registered trademark of N.V. Organon. All other trademarks, service marks or trade names appearing in this report are the property of their respective owners. Use or display by us of other parties’ trademarks, service marks or trade names is not intended to and does not imply a relationship with, or endorsements or sponsorship of, us by the trademark, service mark or trade name owners.
Business Overview
We are a purpose-driven health biotech company solely focused on closing the gap in women's health between promising science and real-world solutions. Every innovation we advance is based in advanced science and backed by rigorous, peer-reviewed research. From contraception to menopause, pelvic pain to fertility, vaginal health to infectious disease, we’re working to close critical gaps in care using science that serves her needs.
In March 2025, we announced an expansion of our business model to include a dual-path approach to bringing new products to market. For select proprietary formulations, we are pursuing both traditional FDA approval and earlier market access via Section 503B compounding. We believe this strategy allows us to respond to clinician and patient demand for timely access while continuing to generate the data necessary to seek FDA approval and support long-term value creation. In addition to prescription-based offerings — both FDA-approved products and compounded drugs— we intend to bring to market select consumer health products that do not require a physician’s prescription, where appropriate based on product profile and market opportunity.
Section 503B Compounding
Our proprietary topical cream formulation of sildenafil is our first product to market under Section 503B. The compounded drug is branded as DARE to PLAY Sildenafil Cream and became available for pre-order fulfillment by prescription in the U.S. in December 2025. We expect to begin shipping product and recording revenue from sales thereof in the third quarter of 2026, however, we do not expect the amount of such revenue, if any, to be material during 2026. Because we are in the early stages of executing against our Section 503B compounding strategy and, as an organization, we have no experience in and limited infrastructure for commercializing products, the amount of potential revenue we may generate during 2026 remains uncertain.
We are also taking action to bring our proprietary estradiol progesterone intravaginal ring (DARE-HRT1) to market under Section 503B. The compounded product will be branded as DARE to RECLAIM. We are targeting to have DARE to RECLAIM available in 2027. There are no FDA-approved products that provide estradiol and progesterone together in a non-oral monthly form.

Consumer Health Products - DARE to RESTORE
The first product in our DARE to RESTORE vaginal probiotic suppositories product line, Flora Sync LF5, is expected to become commercially available in the U.S. in June 2026.
Our Pipeline: Clinical Stage and Pre-Clinical Stage Programs
Our product candidates are in various stages of development, from pre-clinical through a pivotal Phase 3 clinical study, and will require review and approval from the FDA, or a comparable foreign regulatory authority, prior to being marketed and sold. The most clinically advanced product candidates we are developing are: Ovaprene®, an investigational, hormone-free, monthly intravaginal contraceptive currently being evaluated in a pivotal Phase 3 clinical study; Sildenafil Cream, 3.6%, or Sildenafil Cream, an investigational cream formulation of sildenafil, the active ingredient in Viagra®, for topical administration for the treatment of female sexual arousal disorder, or FSAD; DARE-HRT1, an intravaginal ring designed to deliver combination menopausal hormone therapy, bio-identical 17β-estradiol and progesterone together, continuously over a 28-day period for the treatment of moderate to severe vasomotor symptoms, also known as hot flashes; DARE-VVA1, an investigational formulation of tamoxifen in a soft gelatin capsule for intravaginal administration as a hormone-free alternative to estrogen-based therapies for the treatment of moderate-to-severe dyspareunia, or pain during sexual intercourse; and DARE-HPV, an investigational, proprietary fixed-dose formulation of lopinavir and ritonavir in a soft gel vaginal insert for the treatment of genital human papillomavirus (HPV) infection in women as well as treatment of cervical intraepithelial neoplasia (also known as cervical dysplasia), and other HPV-related pathologies. See ITEM 1. "BUSINESS," in Part I of our 2025 10-K and “—Recent Events—Product Candidate Updates,” below, for additional information regarding our product candidates.
XACIATO®
The first FDA-approved product to emerge from our portfolio is XACIATO® (clindamycin phosphate) vaginal gel 2%, or XACIATO, was approved by the FDA in December 2021, as a single-dose prescription medication for the treatment of bacterial vaginosis in females 12 years of age and older. In 2022, we licensed exclusive worldwide rights to develop, manufacture and commercialize XACIATO to Organon and in April 2024, we sold our rights to all royalty and potential milestone payments based on net sales of XACIATO under our agreement with Organon to XOMA. See Note 3 “Strategic Agreements” and Note 8 “Royalty Purchase Agreements” to the condensed consolidated financial statements included in this report for additional information.
Operations
Our primary operations consist of research and development activities to advance our portfolio of product candidates through late-stage clinical development and/or regulatory approval, and commercialization activities for the 503B and consumer health products we seek to bring to market. Until we secure additional capital to fund our operating needs, we will focus our research and development resources primarily on advancement of Ovaprene. In addition, we expect to incur significant research and development expenses for the DARE-LARC1 and DARE-HPV programs, but we also expect such expenses will be supported by non-dilutive funding, with respect to DARE-LARC1, through December 2027, and with respect to DARE-HPV, through October 2026. See Note 10, "Grant Awards" to the accompanying condensed consolidated financial statements for additional information.
We have limited sales, marketing and distribution infrastructure, and currently, we do not intend to build our own sales force or marketing and distribution infrastructure. However, reflecting the shift in our business model, we have been and will be allocating resources to support commercial execution activities, including entering into and maintaining relationships with 503B-registered outsourcing facilities, dispensing pharmacies, telehealth providers and other third parties to help bring our proprietary formulations to market.
As discussed below, we will need to raise substantial additional capital to continue to fund our operations and execute our current business strategy. Our business is subject to a number of risks common to biopharmaceutical companies (see Item 1A. Risk Factors in Part II of this report) and the process of developing and obtaining regulatory approvals for prescription drug and drug/device products in the United States and in foreign jurisdictions is inherently uncertain and requires the expenditure of substantial financial resources without any guarantee of success. The commercialization of a product and compliance with applicable laws and regulations requires the expenditure of further substantial financial resources without any guarantee of commercial success. The amount of post-approval financial resources required for commercialization and the potential revenue we may receive from sales of any product will vary significantly depending on many factors, including whether, and the extent to which, we establish our own sales and marketing capabilities and/or enter into and maintain commercial collaborations with third parties with established commercialization infrastructure.

Recent Events
Product Candidate Updates
Ovaprene®
Enrollment is ongoing in our pivotal Phase 3 multicenter, single-arm, non-comparative clinical study of Ovaprene to evaluate its effectiveness as a contraceptive along with its safety and acceptability (ClinicalTrials.gov ID: NCT06127199). We intend to maintain active recruitment at five study sites, supported by funding received under a grant agreement we entered into in November 2024.
In May 2026, the study's data safety monitoring board (DSMB), an independent group of experts which evaluates the safety and integrity of the study, conducted a second planned interim analysis and recommended the study continue without modification. As was the case with the data presented to the DSMB in July 2025, these interim data showed that approximately 9% of the women treated in the study had experienced a pregnancy. No new types of adverse events or tolerability concerns were identified. Neither an increase in the frequency of adverse events nor the emergence of new types of adverse events was observed with prolonged Ovaprene use. Approximately 12% of participants discontinued the study due to vaginal odor, the most commonly reported product-related adverse event, which is a 5% decrease compared to data reviewed by the DSMB in July 2025. No serious adverse events related to the study device were identified. A majority of participants who had completed the study reported they would be very likely or likely to use Ovaprene if it became available.
For the interim analysis, the DSMB reviewed data from 339 study subjects, contributing 1,789 menstrual cycles of safety data. The study protocol calls for at least 2,500 cycles of exposure and at least 250 subjects completing 13 menstrual cycles of use. Based on current enrollment trends, we expect to achieve 2,500 menstrual cycles of exposure before 250 subjects complete 13 menstrual cycles of use. Interim data reviewed by the DSMB indicate that prolonged product use was not associated with the emergence of new types of adverse events or an increase in the frequency of adverse events, which we believe may support the sufficiency of fewer than 250 subjects completing 13 menstrual cycles of use to evaluate Ovaprene's safety profile. We intend to engage with FDA regarding these findings. We currently expect to complete enrollment sufficient to achieve at least 2,500 menstrual cycles of exposure in 2026.
DARE-HPV
In February 2026, we announced FDA clearance of our investigational new drug, or IND, application for a Phase 2 clinical study of DARE-HPV to evaluate the safety and antiviral activity of DARE-HPV in women with persistent high-risk HPV infection. The planned Phase 2 study is expected to be supported by ARPA-H award funding. We are preparing to advance DARE-HPV into the Phase 2 study in May 2026.
Receipt of Payments Under October 2024 Grant Award
In May and February 2026, we received payments of $1.5 million and $2.0 million, respectively, under the subaward agreement we entered into with National Collegiate Inventors and Innovators Alliance, Inc. d/b/a VentureWell in October 2024 to support the development of DARE-HPV, which was the result of our selection for an initiative award by the Advanced Research Projects Agency for Health (ARPA-H), part of the U.S. Department of Health and Human Services. For a discussion of this agreement, see Note 10, "Grant Awards" to the accompanying condensed consolidated financial statements. Taking into account these payments, we have received a cumulative total of approximately $9.0 million of the up to $10.0 million in potential funding under the subaward agreement.
Regulation A Offering
In January 2026, we commenced a Regulation A offering of up to 4,854,000 units, each consisting of one share of our Series A convertible preferred stock, which is convertible into two shares of our common stock, and two warrants, each exercisable for one share of our common stock at an exercise price of $4.00 per share, and we completed the initial closing thereunder. The offering price of each unit is $5.00.
The offering is being conducted on a “best efforts” basis pursuant to a selling agency agreement, dated January 5, 2026, between us and Digital Offering, LLC, acting as the lead selling agent for the offering. Digital Offering is not required to sell any specific number or dollar amount of units in the offering. The offering will terminate at the earliest of (i) the date on which the maximum offering amount of units has been sold, (ii) January 5, 2027 (one year after the date on which the offering statement on Form 1-A (File No. 024-12688), as amended, was qualified by the SEC), and (iii) the date on which we determine to terminate the offering, which we may do in our sole discretion at any time and for any reason or no reason. See Note 4, "Stockholders’ Equity—Designation of Series A Preferred Stock” and “--Regulation A Offering" and Note 13, "Subsequent Events--Regulation A Offering" to the accompanying condensed consolidated financial statements and “Liquidity and Capital Resources–Capital Resources” below for additional information about the Regulation A offering.
Nasdaq Listing
On July 24, 2025, we received a letter from the Nasdaq Office of General Counsel confirming that we had demonstrated compliance with the stockholders’ equity requirement in Nasdaq Listing Rule 5550(b)(1) that our stockholders' equity be at least $2.5 million, or the Stockholders’ Equity Rule, and that we are therefore in compliance with the Nasdaq Capital Market's continued listing requirements. We are subject to a mandatory monitoring period of one-year from July 24, 2025. The July 2025 letter stated that if, within that one-year period, the Nasdaq Listing Qualifications Staff determines that we fall out of compliance with the Stockholders' Equity Rule, the Staff will issue a delist determination letter, and we will have an opportunity to request a new hearing with Nasdaq's Hearing Panel. Notwithstanding Nasdaq Listing Rule 5810(c)(2), the July 2025 letter also stated we will not be permitted to provide a plan of compliance to the Staff with respect to such non-compliance, the Staff will not be permitted to grant us additional time to regain compliance, and we will not be afforded a cure period pursuant to Nasdaq Listing Rule 5810(c)(3). We were not in compliance with the Stockholders’ Equity Rule as of March 31, 2026. Under Nasdaq Listing Rule 5550(b), an alternative to satisfying the Stockholders' Equity Rule is that the market value of our common stock be at least $35 million (which is calculated by multiplying the consolidated closing bid price of our common stock by the total number of shares of our common stock outstanding), or the Market Value of Listed Securities Rule. While the market value of our common stock has exceeded $35 million from time to time, including in May 2026, no assurances can be given that we will satisfy the Market Value of Listed Securities Rule at the time the Staff assesses our compliance with Nasdaq Listing Rule 5550(b). Unless the Staff determines that we satisfy the Market Value of Listed Securities Rule, we expect the Staff will issue a delist determination letter. In that event, we intend to request a new hearing with Nasdaq's Hearing Panel, though there can be no assurance that any such hearing would result in a favorable outcome. See the risk factor titled, There is no assurance that we will continue satisfying the listing requirements of the Nasdaq Capital Market, in Item 1A of Part II of our 2025 10-K.

Macroeconomic, Political, and Regulatory Environment Considerations

Our business, financial condition, operating results, and our ability to raise additional capital may be adversely affected by the uncertainty in the U.S. and global macroeconomic, political, and regulatory environments, such as inflation, trade disruptions and restrictive measures, including tariffs, high interest rates, slowed economic growth or recession, uncertainty with respect to the federal budget and debt ceiling, potential or prolonged U.S. government shutdowns, volatility in financial markets, changes in the regulatory landscape in the U.S., including due to significant reductions in funding and staffing of federal agencies and changes in leadership, and geopolitical factors. Unstable and unfavorable market and economic conditions may make it more difficult, more costly, and more dilutive to our stockholders to raise additional capital to fund our operations and execute against our business strategy, as well as adversely impact market demand for the women’s health solutions we bring to market. Further, the service providers, manufacturers, vendors, and collaborators on which we rely may be adversely affected by the foregoing risks, which could directly impact our ability to achieve our operating goals within planned timelines and budgets.
There may be significant future effects on the women's health sector and the pharmaceutical and biopharmaceutical industries as a result of federal policy and regulatory changes under the current U.S. presidential administration, including in areas relating to regulatory framework and oversight, research and development funding, drug pricing reform, global trade policy and tariffs, and others. Recent initiatives have resulted in material reductions in staffing levels at the FDA and NIH, including through workforce reductions and reorganizations, and have impacted the agencies’ ability to retain remaining key personnel and hire additional personnel, disrupting their ability to perform routine activities or function in the normal course. A prolonged federal government shutdown with additional agency staff furloughed or laid off could exacerbate these risks. With respect to the FDA, this may result in delays or limitations on our ability to obtain guidance from agency staff, slow review times for applications we submit to commence clinical studies and obtain requisite regulatory approvals in the future, and consequently, negatively impact the cost and timelines for developing and obtaining regulatory approval of our product candidates. Moreover, our business strategy has included seeking non-dilutive sources of funding and collaborations to support product development, and we have benefited significantly from federal government funding through grants and other agreements in support of several of our development programs, including Ovaprene and DARE-HPV. Beginning in early 2025, the U.S. presidential administration took actions to freeze or terminate billions of dollars in NIH grants. In addition, although the Small Business Innovation and Economic Security Act (S. 3971), signed into law in April 2026, reauthorized the SBIR and STTR programs through September 30, 2031 following a lapse in legislative authority in

October 2025, NIH continues to work through resulting administrative backlogs, and we have been informed that drawdowns on our existing awards are not yet available. See Note 10 “Grant Awards” to the accompanying condensed consolidated financial statements. Our business, financial condition and operating results may be significantly adversely affected if existing grants or other arrangements supporting our development programs are frozen or terminated or we are unable to secure additional grants or other federal government funding in the future. Given the high level of uncertainty regarding federal policy and enforcement and regulatory changes and that circumstances are rapidly evolving, including as a result of legal challenges to recent federal government actions, we are not able to reasonably predict the full extent of the potential impact on our business at this time. For additional information, see the risk factors described in Part II, Item 1A, Risk Factors in this report and Part I, Item 1A. Risk Factors in our 2025 10-K.
Financial Overview
Revenue
To date, substantially all of our revenue for 2026 relates to two agreements we entered into with the Gates Foundation, or the Foundation, under which we provide research and development services related to preeclampsia and the contraceptive market. We commenced work under both agreements in November 2025. We may receive up to approximately $499,000 under the agreement related to preeclampsia, and up to approximately $300,000 under the agreement related to the contraceptive market.
All of our revenue for 2025 was royalties from net sales of XACIATO, which have been paid to UiE under our royalty interest financing agreement with UiE, and recognized as non-cash royalty revenue.
In the future, we may generate revenue from license fees, milestone payments, and research and development payments in connection with strategic collaborations, and from product sales, including sales of 503B compounded products, consumer health products, and FDA-approved products, if any. We expect to begin recording revenue from sales of DARE to PLAY in the third quarter of 2026 and of Flora Sync LF5 in June 2026. Our ability to generate such revenue will depend on the extent to which we are successful in executing against our Section 503B and consumer health product business models, the extent to which the clinical development of our product candidates is successful, and whether we or a strategic collaborator receive the regulatory approvals necessary to market such product candidates, as well as the eventual commercial success of any FDA-approved products. If we fail to successfully achieve any of the foregoing, our ability to generate future revenue and our results of operations would be materially adversely affected. For information regarding potential payments to upstream licensors, see Note 3 “Strategic Agreements” to the accompanying condensed consolidated financial statements. For information regarding our contractual obligations to XOMA and UiE, see Note 8 “Royalty Purchase Agreements” and Note 7 “Royalty Interest Financing,” respectively, to the accompanying condensed consolidated financial statements.
Cost of Revenues
Cost of revenues primarily represent expenses associated with medical education and consumer awareness related to the commercialization of DARE to PLAY through our 503B business model and the costs of providing research and development services to the Foundation.
Research and Development Expenses
Research and development, or R&D, represents a core operational focus. We are advancing multiple product candidates through preclinical and clinical development, supported in part by significant non-dilutive grant funding from governmental and non-governmental organizations.
Although our R&D activities remain substantial, as explained in more detail below, grant funding and other financial awards offset a significant portion of our R&D expenses. As a result, our reported operating expenses may appear to be weighted more heavily toward selling, general and administrative, or SG&A, expenses. However, this reflects the reduction to R&D expenses (contra R&D expense) as a result of grant funding and other financial awards, rather than a reduction in our commitment to or investment in R&D activities.
We expect our R&D expenses will continue to represent the majority of our operating expenses, on a pre-contra R&D expenses basis, for at least the next twelve months. R&D expenses consist primarily of:

•direct program costs, including:
◦expenses incurred under agreements with clinical research organizations (CROs), investigative sites and other third parties that assist in the conduct of our clinical trials and nonclinical studies and conduct other R&D and regulatory affairs activities on our behalf,
◦contract manufacturing expenses, primarily for the production of materials for use in our clinical trials and nonclinical studies;
◦expenses related to production of select proprietary formulations by 503B-registered outsourcing facilities prior to commercial launch of the product via Section 503B compounding;
◦transaction costs related to acquisitions of companies, technologies and related intellectual property, and other assets, and
◦milestone payments due to third parties under acquisition and in-licensing arrangements based on our product candidates' achievement of R&D and regulatory milestones specified therein, and
•indirect costs, including:
◦personnel-related costs, including salaries, bonuses, benefits, payroll taxes, and stock-based compensation expenses for employees engaged in R&D functions,
◦the costs of services performed by third parties, including consulting services,
◦facilities-related costs, including rent and maintenance costs, and insurance, depreciation, supplies, and miscellaneous expenses, and
◦costs related to travel, conference participation, service contracts, information technology, dues and subscriptions.
We recognize R&D expenses as they are incurred. External expenses are recognized based on our evaluation of the progress to completion of specific tasks using information provided to us by our service providers or our estimate of the amount of services that has been performed at each reporting date. Nonrefundable payments we make prior to the receipt of goods or services to be used in R&D are recognized as an expense as the related goods are delivered or services are performed. Milestone payments to third parties under acquisition, license, and option agreements are recognized as they are incurred or when we deem their incurrence to be probable.
We generally track direct R&D costs on a specific basis and present direct costs for our key development programs on a program-by-program basis. We present direct costs for all other programs on a consolidated basis generally by stage of development. Specifically, we present consolidated direct costs for (a) such programs that are in (i) advanced clinical development (Phase 2-ready to Phase 3), (ii) Phase 1 clinical development or that we believe are Phase 1-ready, and (iii) preclinical stage, and (b) other development programs. We do not track indirect costs on a program-by-program basis because those costs generally are deployed across multiple development programs.
We recognize the Australian Research and Development Tax Incentive Program, or the Tax Incentive, as a reduction of R&D expenses (contra R&D expense). The amounts are determined based on our eligible R&D expenditures and are non-refundable, provided that in order to qualify for the Tax Incentive the filing entity must have revenue of less than AUD $20.0 million during the tax year for which a reimbursement claim is made and cannot be controlled by an income tax exempt entity. The Tax Incentive is recognized when there is reasonable assurance that the Tax Incentive will be received, the relevant expenditure has been incurred, and the amount can be reliably measured or reliably estimated.
We have received, and may in the future receive, funding through grants and other financial awards from governmental entities, private foundations and other organizations that support activities related to the development of certain of our product candidates. As we incur eligible expenses under those grants or awards, we recognize grant funding in the statements of operations as a reduction to R&D expenses (contra-R&D expense). For more information, see Note 2 "Basis of Presentation and Summary of Significant Accounting Policies–Grant Funding" to our consolidated financial statements contained in our 2025 10-K and Note 10 "Grant Awards" to the accompanying condensed consolidated financial statements. We recognized contra-R&D expense of approximately $3.5 million and $3.1 million for the three months ended March 31, 2026 and 2025, respectively.
At any one time, we are working on multiple programs at various stages of development. We anticipate that we will make determinations as to which product candidates to pursue and how much funding to direct to each development program on an ongoing basis based on our cash position and capital resources and in response to the results of ongoing and future clinical trials and preclinical studies, regulatory developments, and our ongoing assessments as to the commercial potential of each product candidate.
Investment in the development of and seeking regulatory approval for our clinical-stage and Phase 1-ready product candidates and the development of any other potential product candidates we may advance into and through clinical trials in the pursuit of regulatory approvals, will increase our R&D expenses. Activities associated with the foregoing will require a significant increase in investment in regulatory support, clinical supplies, inventory build-up related costs, and the payment of success-based milestones to licensors. In addition, we continue to evaluate opportunities to acquire or in-license other product candidates and technologies, which may result in higher R&D expenses due to, among other factors, milestone payments. Conducting clinical trials necessary to obtain regulatory approval is costly and time consuming. We may not obtain regulatory approval for any product candidate on a timely or cost-effective basis, or at all. Our future R&D expenses and the probability of success of our product candidates may be affected by numerous factors, including the number, scope, rate of progress, expense, and results of our clinical trials and nonclinical R&D activities, the countries in which our clinical trials are conducted, the phase of clinical development of our product candidates, the cost and timing of manufacturing our product candidates, our ability to scale up manufacturing as needed to support later-stage clinical trials and, if approved, commercialization of our product candidates, the extent of changes in government regulation and regulatory guidance relating to development and approval of our product candidates, the timing, receipt, and terms of any clearances to conduct clinical trials and any marketing approvals from applicable regulatory authorities, competition and commercial viability of our product candidates, the extent to which we establish and maintain intellectual property rights, the extent to which we establish and maintain license, collaboration, or other arrangements. As a result, we cannot accurately determine the duration and completion costs of development projects or if, when and to what extent we will generate revenue from any products we develop.
Selling, General and Administrative Expenses
SG&A expenses consist of personnel costs, facility expenses, expenses for outside professional services, including legal, audit and accounting services, commercial-readiness expenses, including for Section 503B compounded drug products and consumer health products, and milestone expenses. Personnel costs consist of salaries, benefits and stock-based compensation. Facility expenses consist of rent and other related costs. Commercial-readiness expenses consist of consultant and advisor costs. Milestone expenses consist of amounts that become due to third parties under our in-license or other agreements under which we acquired rights to technology or other intellectual property we use in a product based on the product's achievement of commercial milestones specified therein.
Critical Accounting Policies and Estimates
Management’s discussion and analysis of financial condition and results of operations is based on our interim condensed consolidated financial statements, that we prepared in accordance with accounting principles generally accepted in the United States, or GAAP. Preparing these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses, and related disclosures. On an ongoing basis, we evaluate these estimates and judgments. We base our estimates on historical experience and on various assumptions we believe to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially from these estimates. For a description of critical accounting policies that affect our significant judgments and estimates used in the preparation of our accompanying condensed consolidated financial statements, refer to Item 7 in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 2025 10-K. Since December 31, 2025, there have been no material changes to our critical accounting policies or the methodologies or assumptions we apply under them except for as described below.

Research and Development Services Revenue

We entered into two services agreements with the Foundation (the “Foundation Services Agreements”) pursuant to which we provide research and development support services. Revenue from these arrangements is recognized in accordance with ASC 606. Additional information is included in Note 2 to the accompanying condensed consolidated financial statements.
We consider revenue recognition under the Foundation Services Agreements to be a critical accounting policy due to the judgments required in determining the appropriate pattern of revenue recognition and in measuring variable consideration. We recognize revenue over time under both agreements. This determination requires judgment in evaluating whether the customer simultaneously receives and consumes the benefits of our performance or whether our performance creates an asset with no alternative use and an enforceable right to payment for performance completed to date. These conclusions are based on the specific contractual terms and the nature of the services provided. The transaction price under the Foundation Services Agreements is variable and is based on actual hours incurred by designated personnel at contractually specified billing rates. We recognize revenue in the period in which services are performed and apply judgment in determining the appropriate level of effort incurred and the allocation of personnel time to the contracts. Changes in estimates of hours incurred or services performed could result in variability in the timing and amount of revenue recognized. For arrangements involving delivery of a defined work product, revenue is recognized based on progress toward completion. We apply judgment in measuring progress, including estimating total expected effort. Changes in these estimates could result in adjustments to revenue in future periods.
Because we invoice the Foundation in arrears, revenue recognized may exceed amounts invoiced, resulting in contract assets. We evaluate such balances to ensure revenue recognized appropriately reflects the transfer of services. Changes in our judgments or estimates regarding performance obligations, measure of progress, or variable consideration could materially impact the amount and timing of revenue recognized.

Results of Operations
Comparison of Three Months Ended March 31, 2026 and 2025 (Unaudited)
The following table summarizes our condensed consolidated results of operations for the periods indicated, together with the changes in those items in terms of dollars and percentage:

	Three Months Ended March 31,		Change
	2026	2025	$	%
Revenues:
Research and development services and royalty revenue	$ 152,455	$ 25,427	$ 127,028	500%
Total revenue	152,455	25,427	127,028	500%
Cost of revenues	242,325	—	242,325	N/A
Operating expenses:
Selling, general and administrative	2,248,566	2,309,164	(60,598)	(3) %
Research and development	660,462	2,297,381	(1,636,919)	(71) %
Total operating expenses	2,909,028	4,606,545	(1,697,517)	(37) %
Loss from operations	(2,998,898)	(4,581,118)	1,582,220	(35) %
Other (expense) income	(991)	202,811	(203,802)	(100) %
Net loss	$(2,999,889)	$(4,378,307)	$1,378,418	(31) %
Other comprehensive loss
Foreign currency translation adjustments	44,542	13,090	31,452	240%
Comprehensive loss	$(2,955,347)	$(4,365,217)	$1,409,870	(32) %

Revenues
The increase of approximately $0.1 million in revenue for the three months ended March 31, 2026 as compared to the three months ended March 31, 2025 was attributable to R&D services revenues from the agreements we entered into with the Foundation in September and October 2025, partially offset by a decrease in non-cash royalty revenues related to XACIATO. See "—Financial Overview—Revenue," above for information.
Cost of revenues
Cost of revenues increased by approximately $0.2 million compared to the prior period, which had no comparable activity. Cost of revenues relates primarily to the cost of performing research and development services under our R&D services agreements we entered into with the Foundation in September and October 2025, and to expenses associated with medical education and awareness related to the commercialization of DARE to PLAY.
Selling, general and administrative expenses
The decrease of approximately $0.1 million in SG&A expenses for the three months ended March 31, 2026 as compared to the three months ended March 31, 2025 was primarily attributable to decreases in personnel costs, offset by increases in professional services and commercial-readiness expenses driven by execution against our expanded business strategy and stock-based compensation expense.
Research and development expenses
The following table summarizes our R&D expenses for the periods indicated, together with the changes in those items in terms of dollars and percentage:

	Three Months Ended March 31,		Change
	2026	2025	$	%
Direct program costs:
Ovaprene (1)	$1,231,760	$1,495,727	$(263,967)	(18) %
Sildenafil Cream (2)	67,791	211,389	(143,598)	(68) %
Other advanced clinical stage programs (1)	375,763	490,562	(114,799)	(23) %
Phase 1 and Phase 1-ready clinical stage programs (1)	96,055	496,747	(400,692)	(81) %
Preclinical stage programs (1)	1,168,379	1,098,738	69,641	6%
Contra R&D expenses (3)	(3,069,146)	(2,618,373)	(450,773)	17%
Total direct program costs	(129,398)	1,174,790	(1,304,188)	(111) %
Indirect costs:
Personnel-related (including stock-based compensation)	1,192,862	1,492,248	$(299,386)	(20) %
Outside services (including consulting)	124	19,287	$(19,163)	(99) %
Facilities-related (including depreciation)	21,092	18,198	$2,894	16%
Other indirect R&D costs	7,630	41,250	$(33,620)	(82) %
Contra R&D expenses	(431,848)	(448,392)	$16,544	(4) %
Total indirect R&D costs	789,860	1,122,591	(332,731)	(30) %
Total R&D expenses	$660,462	$2,297,381	$(1,636,919)	(71) %

1.The applicable program(s) receive grant funding and/or the Tax Incentive. The amount of R&D expense for the period indicated is shown on a gross basis (i.e., without deducting the amount of contra R&D expense for the applicable program(s). See footnote (3) below.
2.The amounts include expenses for Sildenafil Cream, 3.6% and DARE to PLAY Sildenafil Cream.
3.These contra R&D expenses were recognized as follows for the three months ended March 31, 2026 and 2025: (a) Ovaprene, $1.0 million, and $0.5 million, respectively; (b) other advanced clinical stage programs, $0.4 million and $0.5 million, respectively, (c) Phase 1 and Phase 1-ready clinical stage programs, $0 and $0.1 million, respectively; and (d) preclinical stage programs, $1.7 million and $1.6 million, respectively.

The decrease of approximately $1.6 million in R&D expenses for the three months ended March 31, 2026 as compared to the three months ended March 31, 2025 was primarily attributable to an increase in contra R&D expenses in direct program costs, and decreases in expenses related to (i) our Phase 1 and Phase 1-ready clinical stage programs - primarily attributable to our DARE-PTB1 program, (ii) personnel costs, (iii) the ongoing Phase 3 clinical trial of Ovaprene, (iv) Sildenafil Cream and DARE to PLAY Sildenafil Cream, and (v) our other advanced clinical stage programs - primarily attributable to our DARE-HPV program. Contra R&D expenses for the three months ended March 31, 2026 and 2025 primarily offset direct program costs for DARE-LARC1, Ovaprene and DARE-HPV.
Other (expense) income
The decrease of approximately $0.2 million in other (expense) income for the three months ended March 31, 2026 as compared to the same period in 2025 was primarily driven by the absence of employee retention credits recognized in the prior year period. In the first quarter of 2025, we recognized approximately $0.2 million of employee retention credits related to applications filed in 2023 with no comparable benefit in the current period.
Liquidity and Capital Resources
Plan of Operations and Future Funding Requirements
In the near term, we plan to focus primarily on: (a) our ongoing Ovaprene Phase 3 study; (b) executing against our Section 503B compounding and consumer health products business strategies, with a focus on DARE to PLAY, DARE to RECLAIM estradiol progesterone intravaginal ring, and DARE to RESTORE vaginal probiotics; and (c) advancing the development of product candidates for which the costs are being supported by non-dilutive grant or other award funding, in particular DARE-LARC1 and DARE-HPV. We will also continue engagement with the FDA to align on the Phase 3 program for Sildenafil Cream and will continue to work on the development of our other clinical and preclinical-stage programs. For additional information, see “Business Overview" and "Recent Events” above and Note 10 "Grant Awards" to the accompanying condensed consolidated financial statements.
At March 31, 2026, our cash and cash equivalents were approximately $18.5 million, and our working capital was approximately $0.5 million. As of March 31, 2026, our deferred grant funding liability was approximately $18.2 million, substantially all of which consisted of funds intended to support the DARE-LARC1 program, the Ovaprene Phase 3 clinical study, and the DARE-HPV program. For more information about our cash and cash equivalents and our deferred grant funding liability, see Note 2 "Basis of Presentation and Summary of Significant Accounting Policies—Going Concern" to the accompanying condensed consolidated financial statements, and Note 2 "Basis of Presentation and Summary of Significant Accounting Policies—Grant Funding" to our consolidated financial statements in our 2025 10-K.
We believe that our existing cash and cash equivalents will be sufficient to fund our operating needs, including planned commercial launch activities for DARE to PLAY, into the fourth quarter of 2026. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect. In addition to our ongoing Regulation A offering, we will continue to evaluate and may pursue various other capital raising options, including sales of equity, debt financings, government or other grant funding, collaborations, structured financings, and commercial collaborations or other strategic transactions. Our ability to obtain additional capital, including through our ongoing Regulation A offering, and the timing and terms thereof, depend on various factors, many aspects of which are not entirely within our control, and there can be no assurance that capital will be available when needed or, if available, on terms favorable to us and our stockholders. Raising additional capital may cause substantial dilution to our stockholders, restrict our operations or require us to relinquish rights in our technologies or product candidates and their future revenue streams. If we cannot raise capital when needed, on favorable terms or at all, we will need to reevaluate our planned operations and may need to delay, scale back or eliminate some or all of our product candidate programs and/or reduce expenses.
At March 31, 2026, our accumulated deficit was approximately $191.7 million, and we had a net loss of approximately $3.0 million and negative cash flows from operations of approximately $5.5 million for the three months ended March 31, 2026. Because we are in the early stages of executing against our Section 503B compounding and consumer health products business strategies and, as an organization, we have no experience in and limited infrastructure for commercializing products, both the timing and amount of potential revenue we may generate remain uncertain. As a result, we may continue to incur significant losses from operations and negative cash flows from operations for the next several years, and may never generate sufficient revenues to finance our operations or achieve profitability. Based on our current analysis of the conditions described above, there is substantial doubt about our ability to continue as a going concern within the 12-month period from the issuance date of the accompanying condensed consolidated financial statements. The accompanying condensed consolidated financial statements were prepared on a going concern basis, which assumes that we will realize our assets and satisfy our liabilities in the normal course of business. The accompanying condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and reclassification of assets or the amounts and classifications of liabilities that may result from the outcome of the uncertainty of our ability to remain a going concern.
We expect our operating expenses will increase substantially in the future as we continue to develop and seek FDA approval for our product candidates and expand our capabilities to support our 503B compounding and consumer health business strategies. Our future capital requirements are difficult to predict because they will depend on many factors that are highly variable and difficult to predict, including, but not limited to, those discussed in the risk factors in Part I, Item 1A of our 2025 10-K under “Risks Related to Our Financial Position and Capital Needs.”
Capital Resources
Historically, the cash used to fund our operations has come from a variety of sources and predominantly from sales of shares of our common stock. We have also received a significant amount of cash through non-dilutive grants, strategic collaborations and royalty monetization transactions.
We have an ongoing Regulation A offering in which we are offering up to 4,854,000 units, each consisting of one share of our Series A convertible preferred stock, which is convertible into two shares of our common stock, and two warrants, each exercisable for one share of our common stock at an exercise price of $4.00 per share. The offering price of each unit is $5.00. As of the date of this report, we have issued an aggregate of 285,320 units to investors in the offering, consisting of 285,320] shares of Series A convertible preferred stock and warrants to purchase up to 570,640 shares of our common stock, for gross proceeds of approximately $1.4 million.
We have a sales agreement with Stifel, Nicolaus & Company, Incorporated, or Stifel, to sell shares of our common stock from time to time through an ATM offering under which Stifel acts as our agent. During 2025, we sold 4,329,116 shares of our common stock under the sales agreement for net proceeds of approximately $17.6 million. Shares of our common stock sold under the sales agreement were offered and sold under our shelf registration statement on Form S-3 (File No. 333-278380) declared effective by the SEC on May 10, 2024. Because the market value of our outstanding shares of common stock held by non-affiliates, or our public float, is less than $75.0 million, our use of a shelf registration statement is currently limited by what is known as the SEC’s “baby shelf rule” to one-third of our public float in any 12-month period. Because of the "baby shelf rule" and based on sales of shares of our common stock under our ATM sales agreement, we do not expect to sell any additional shares under our ATM sales agreement during the approximately 12-month period from July 2025, unless and until our public float exceeds approximately $54.0 million, as determined in accordance with SEC rules.
We have a purchase agreement with Lincoln Park Capital Fund, LLC, or Lincoln Park, under which, subject to the conditions thereof, we have the right, but not the obligation, to sell to Lincoln Park, and Lincoln Park is obligated to purchase, up to $15.0 million in shares of our common stock. Such sales of our common stock to Lincoln Park, if any, will be subject to certain limitations, and may occur from time to time, at our sole discretion through December 1, 2026. See Note 4 "Stockholders' Equity—Equity Line" to the accompanying condensed consolidated financial statements for additional information. During 2025, we sold 1,470,000 shares of our common stock under this purchase agreement and received net proceeds of approximately $3.1 million. As of the filing date of this report, due to the limitations in the purchase agreement on the number of shares we can sell at an average price of less than $3.59, unless we obtain stockholder approval to do so, we have effectively exhausted our ability to sell shares to Lincoln Park under the purchase agreement. We are seeking stockholder approval at our 2026 annual meeting of stockholders, but there can be no assurance that approval will be obtained.
We expect to begin recording revenue from sales of our 503B products and consumer health products when such products are commercially available for purchase and are shipped. Because we are in the early stages of executing against our Section 503B compounding and consumer health products strategy and, as an organization, we have no experience in and limited infrastructure for commercializing products, the amount of potential revenue we may generate during 2026 remains uncertain.

Cash Flows
The following table shows a summary of our cash flows for the periods indicated:

	Three months ended March 31,
	2026	2025
Net cash used in operating activities	$ (5,520,644)	$ (5,470,543)
Net cash used in investing activities	—	(157,331)
Net cash (used in) provided by financing activities	(715,470)	246,577
Effect of exchange rate changes on cash and cash equivalents	44,542	13,090
Net decrease in cash and cash equivalents	$ (6,191,572)	$ (5,368,207)
Net cash used in operating activities
Net cash used in operating activities of $5.5 million for the three months ended March 31, 2026 was primarily due to our net loss of $3.0 million and changes in operating assets and liabilities, offset by non-cash items such as depreciation and amortization expense, stock-based compensation expense, and our operating lease right-of-use asset. Net cash used by changes in operating assets and liabilities resulted primarily from a decrease of $1.5 million in our deferred grant funding liability, an increase of $1.4 million in other non-current assets, an increase of $0.4 million in prepaid expenses, an increase of $0.2 million in other current assets, a decrease of $0.1 million in operating lease liability, an increase of $0.1 million in accounts receivable, and a decrease of $45,000 in accounts payable, partially offset by an increase of $0.2 million in interest payable. The $1.4 million increase in other non-current assets relates to a payment made to the third-party Section 503B-registered outsourcing facility for DARE to RECLAIM during the three months ended March 31, 2026, which will be credited against amounts otherwise owed to such third-party for future purchases of DARE to RECLAIM.
Cash used in operating activities for the three months ended March 31, 2025 included the net loss of $4.4 million, decreased by non-cash stock-based compensation expense of approximately $0.4 million. Components providing operating cash were a decrease in prepaid expenses of approximately $0.7 million and decrease in other receivables of approximately $0.1 million. Components reducing operating cash were a decrease in deferred grant funding liability of approximately $1.4 million and a decrease in accrued expenses of approximately $1.1 million.
Net cash used in investing activities
No cash was used in investing activities for the three months ended March 31, 2026. Net cash used in investing activities for the three months ended March 31, 2025 related to purchases of property and equipment.
Net cash used in or provided by financing activities
Net cash used in financing activities for the three months ended March 31, 2026 resulted primarily from (i) approximately $0.9 million in payments on our facility financing lease and (ii) approximately $0.2 million in payments on a note payable related to an insurance premium financing obtained in July 2025 related to certain director and officer and other insurance premiums, partially offset by (A) approximately $0.3 million of net proceeds from sales of units under our Regulation A offering and (B) approximately $0.1 million of net proceeds from sales of our common stock under our purchase agreement with Lincoln Park.
Net cash provided by financing activities for the three months ended March 31, 2025 consisted primarily of net proceeds from the sales of our common stock under our purchase agreement with Lincoln Park of approximately $0.4 million partially offset by payments on the insurance financing note payable of approximately $0.2 million.

Contractual Obligations and Other Commitments
License and Royalty Agreements
We have assembled our pipeline primarily through acquisitions, in-license agreements, and other collaborations. We agreed to make royalty and milestone payments, and in some cases annual license fee payments, under the license and development agreements under which we acquired rights to intellectual property from third parties. For information about these obligations see Note 3 "Strategic Agreements—Strategic Agreements for Pipeline Development" to the accompanying condensed consolidated financial statements. The amount and timing of most of these payments are difficult to predict because the timing of milestone payments for pre-commercial programs generally depends on the progress of and success in development of a particular program, which is subject to many risks and uncertainties as discussed elsewhere in this report and difficult to predict, and the timing and amount of royalty and milestone payments related to commercial products generally depends on their commercial success, which may, as it is with XACIATO, be out of our control.
During the remainder of 2026, based on our current expectations regarding the progress of development of our product candidates and sales of XACIATO and DARE to PLAY, we expect such payments to upstream licensors to be immaterial. With respect to our license agreement relating to XACIATO, royalties payable by us to upstream licensors will be funded by royalty payments made by our licensee, Organon. For further discussion of these potential payments, see Note 3 "Strategic Agreements—Strategic Agreements for Pipeline Development" to the accompanying condensed consolidated financial statements. With respect to DARE to PLAY, for at least the first twelve months following its market introduction, we anticipate a mid single-digit royalty payment obligation to our upstream licensor on annual net sales.
Grant Agreements
For information regarding our grant agreements with the Foundation, see Note 10 "—Grant Awards—Other Non-Dilutive Grant Funding" to the accompanying condensed consolidated financial statements, and Note 2 "Basis of Presentation and Summary of Significant Accounting Policies—Grant Funding" to our consolidated financial statements in our 2025 10-K.
Royalty Purchase Agreements with XOMA
In April 2024, we entered into a traditional royalty purchase agreement and a synthetic royalty purchase agreement with XOMA pursuant to which, among other things, we sold our right, title and interest in the following to XOMA: (a) all of the royalties and potential milestone payments we would otherwise have the right to receive from and after April 1, 2024 under our exclusive license agreement with Organon based on net sales of XACIATO, net of our obligations to upstream licensors and UiE; and (b) a portion of future net sales of Ovaprene, Sildenafil Cream and DARE to PLAY.
For more information regarding our contractual obligations to XOMA, see Note 8 “Royalty Purchase Agreements” to the accompanying condensed consolidated financial statements.
Royalty Interest Financing Agreement
In December 2023, we entered into a royalty interest financing agreement with UiE pursuant to which we sold to UiE an interest in the royalty and milestone payments we are entitled to receive in respect of net sales of XACIATO under our license agreement with Organon. In exchange for any payments to us from UiE under the agreement, we agreed to make payments to UiE out of royalty and milestone payments earned on net sales of XACIATO from Organon, net of our obligations to upstream licensors, until UiE receives a specified return on its investment, or using our other sources of assets or income to complete such payments if UiE has not received the specified return on its investment by the end of 2035. We have the right to make prepayments on or pay in full and retire all of our payment obligations to UiE.
For more information regarding our contractual obligations to UiE, see Note 7 “Royalty Interest Financing” to the accompanying condensed consolidated financial statements.

Leases
We have two operating leases for our laboratory and office spaces that each expire in 2027. As of March 31, 2026, we had future minimum lease payments under these leases of $1.1 million, $0.6 million of which is classified as current and $0.4 million of which is classified as long-term, the remainder of which represents future interest payments. We have one finance lease for our clean room space that expires in 2026. As of March 31, 2026, we had future minimum lease payments under this lease of $0.6 million, all of which is classified as current. For additional information on our lease obligations, See Note 6 "Leases" to the accompanying condensed consolidated financial statements.
Other Contractual Obligations
We enter into contracts in the normal course of business with various third parties for research studies, clinical trials, testing and other services, and with Section 503B-registered outsourcing facilities, dispensing pharmacies, telehealth providers, and other third parties to help bring our proprietary formulations to market. These contracts generally provide for termination upon notice, and we do not believe that our non-cancelable obligations under these agreements are material.
For descriptions of additional contractual obligations and commitments, see Note 9 "Commitments and Contingencies" to the accompanying condensed consolidated financial statements.
Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under applicable SEC rules.

Item 3. Quantitative and Qualitative Disclosures About Market Risk
Under SEC rules and regulations, as a smaller reporting company we are not required to provide the information required by this item.
Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) designed to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive and financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives, and in reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.
Based on an evaluation performed under the supervision and with the participation of our management, including our principal executive and financial officer, of the effectiveness of our disclosure controls and procedures, our principal executive and financial officer concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) were effective as of March 31, 2026 at the reasonable assurance level.
Changes in Internal Control Over Financial Reporting
There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the fiscal quarter to which this report relates that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION
Item 1. Legal Proceedings
From time to time, we may become involved in various claims and legal proceedings. Regardless of outcome, litigation and other legal proceedings can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. As of the date of filing this report, there is no material pending legal proceeding to which we are a party or to which any of our property is subject, and management is not aware of any contemplated proceeding by any governmental authority against us.
Item 1A. Risk Factors
An investment in shares of our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described in our 2025 10-K, in addition to other information in this report, before investing in our common stock. The occurrence of any of these risks could have a material adverse effect on our business, financial condition, results of operations and growth prospects. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment. There have been no material changes from the risk factors disclosed in Part I, Item 1A. Risk Factors in our 2025 10-K.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
(a)    On October 21, 2024, we entered into a purchase agreement with Lincoln Park Capital Fund, LLC, or Lincoln Park. From January 1, 2026 through May 13, 2026, we sold 60,000 shares of our common stock to Lincoln Park under that purchase agreement for aggregate gross proceeds of approximately $0.1 million. For additional information regarding such sales and our purchase agreement with Lincoln Park, see Note 4 “Stockholders’ Equity—Equity Line” to the accompanying condensed consolidated financial statements. Lincoln Park represented to us, among other things, that it is an “accredited investor” as such term is defined in Rule 501(a)(3) of Regulation D under the Securities Act. The shares of common stock issued to Lincoln Park under the purchase agreement were issued in reliance upon an exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated under the Securities Act.
From January 1, 2026 through May 13, 2026, we issued 420,000 shares of our common stock upon the conversion of 210,000 shares of our Series A convertible preferred stock. Such shares of Series A convertible preferred stock and common stock were issued in reliance upon an exemption from the registration requirements of the Securities Act afforded by Regulation A promulgated under the Securities Act. See Note 4 "Stockholders' Equity—Series A Convertible Preferred Stock" and Note 4 "Stockholders' Equity—Regulation A Offering" to the accompanying condensed consolidated financial statements for information regarding the terms of our Series A convertible preferred stock and our Regulation A offering.
(b)    None.
(c)    None.
Item 3. Defaults Upon Senior Securities
None.
Item 4. Mine Safety Disclosures
Not applicable.
Item 5. Other Information
(a)     None.
(b)     None.
(c)     During the period from January 1, 2026 to March 31, 2026, none of our directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated any Rule 10b5-1 trading arrangement (as defined in Item 408(a)(1)(i) of Regulation S-K) or any non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K).

Item 6. Exhibits

Incorporated by Reference
Exhibit Number	Description of Exhibit	Form	File No.	Filing Date	Exhibit No.	Filed Herewith

3.1	Certificate of Designation of Series A Convertible Preferred Stock	8-K	0001-36395	1/29/2026	3.1

4.1	Form of Investor Warrant	8-K	0001-36395	1/29/2026	4.1

4.2	Form of Agent Unit Warrant					X

4.3	Form of Agent Common Warrant (included in exhibit 4.2)					X

10.1	Form of Subscription Agreement	8-K	0001-36395	1/29/2026	10.1

10.2	Grant Agreement between Daré Bioscience, Inc. and the Gates Foundation (f/k/a the Bill & Melinda Gates Foundation), effective as of November 11, 2024, as amended to date					X

31.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended					X

32.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					#

101.INS	Inline XBRL Instance Document - The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.					X

101.SCH	Inline XBRL Taxonomy Extension Schema Document					X

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	X

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	X

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	X

#	Furnished herewith. This certification is being furnished solely to accompany this report pursuant to U.S.C. § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated herein by reference into any filing of the registrant whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Daré Bioscience, Inc.

Date: May 14, 2026	By:	/s/ Sabrina Martucci Johnson
Sabrina Martucci Johnson
President and Chief Executive Officer
(Principal Executive Officer and Principal Financial Officer)

Date: May 14, 2026	By:	/s/ MarDee Haring-Layton
MarDee Haring-Layton
Chief Accounting Officer
(Principal Accounting Officer)